SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549






                                    FORM U5S





                                  ANNUAL REPORT

                      For the year ended December 31, 2001









       Filed pursuant to the Public Utility Holding Company Act of 1935 by



                                SCANA Corporation
                                1426 Main Street
                               Columbia, SC 29201

                                TABLE OF CONTENTS


  Item                                                                    Page

    1    SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001    3

    2    ACQUISITIONS OR SALES OF UTILITY ASSETS                             4

    3    ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES   4

    4    ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES          4

    5    INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES                    5

    6    OFFICERS AND DIRECTORS

            Part I                                                           6
            Part II                                                          19
            Part III                                                         19

    7    CONTRIBUTIONS AND PUBLIC RELATIONS                                  30

    8    SERVICE, SALES AND CONSTRUCTION CONTRACTS

            Part I                                                           31
            Part II                                                          31
            Part III                                                         31

    9    WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES                  31

   10    FINANCIAL STATEMENTS AND EXHIBITS

            FINANCIAL STATEMENTS                                             32

            EXHIBITS                                                         32



ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001

                         Name of Company
                        (and abbreviation                # Common            %             Issuer           Owner's
                          used herein)                 Shares Owned     Voting Power     Book Value        Book Value
---------------------------------------------------------------------- --------------- --------------- ------------------
                                                                                             (Dollars in Millions)
SCANA Corporation (SCANA)                             Publicly owned
  South Carolina Electric & Gas Company (SCE&G)         40,296,147          100            $1,856                $1,856
       SCE&G Trust I (1)                                     61,856         100                  2                 2
       SC Coaltech No. 1 LP (2)                                  n/a          40                  8                2
       Coaltech No. 1 LP (2) (3)                                 n/a          25                 4                 1
  South Carolina Generating Company, Inc. (GENCO)                           100                 43                43
                                                            1
  South Carolina Fuel Company, Inc. (SCFC)                                  100                  -                  -
                                                            1
  South Carolina Pipeline Corporation (SCPC)                                100               111                111
                                      1,000
       C&T Pipeline, LLC *(2)                                    100        100                  -                  -
  SCANA Propane Gas, Inc. (SPG)*                               1,000        100                  -                  -
       SCANA Propane Supply, Inc. *                          10,000         100                   -                 -
       USA Cylinder Exchange, Inc. *                        250,000         100                   -                 -
  SCANA Energy Marketing, Inc. (SEMI)                                       100                (25)               (25)
                                                            1
      PSNC Production Corporation                              1,000        100                  7                  7
          SCANA Public Service Company, LLC (2)                             100                 10                10
                                                           n/a
      SCANA Energy Trading, LLC (2)                               n/a         70                  -                 -
  SCANA Petroleum Resources, Inc. (SPR) *                      1,000        100                   -                 -
      SPR  Gas Services, Inc. *                                1,000        100                   -                 -
  SCANA Services, Inc.                                         1,000        100                   5                 5
  SCANA Communications, Inc. (SCI)                                          100                276               276
                                                            1
      SCANA Communications Holdings, Inc. (SCHI) (4)           1,000        100                255               255

      FRC, LLC (2)                                                n/a         50                15                  7
  Primesouth Inc. (PSI)                                        1,000        100                   4                 4
      Palmark, Inc.                                            1,000        100                   -                 -
  SCANA Resources, Inc. (SR) (5)                               100           (5)               (5)                 1

      Solo Energy Corporation * (6)                               n/a         16.48               -                 -
  ServiceCare, Inc.                                            1,000        100                  (1)               (1)
  SCANA Propane Services, Inc. *                               1,000        100                   -                 -
  SCANA Development Corporation (SDC) *                             4       100                   3                 3
  Cogen South LLC (2)                                             n/a         50                25                12
  Palmetto Lime, LLC (2) (7)                                      n/a         49                (1)                (8)
  Public Service Company of North Carolina, Incorporated (PSNC)   1,000        100                715               715
      Clean Energy Enterprises, Inc.                              2,000        100                   7                 7
      PSNC Blue Ridge Corporation                                 1,000        100                   3                 3
          Pine Needle LNG Company, LLC (2)                           n/a         17                  9                 9
      PSNC Cardinal Pipeline Company                              1,000        100                   5                 5
          Cardinal Pipeline Company, LLC (2)                                     33.21             59                20
                                                                  n/a
   SCG Pipeline, Inc. (8)                                         100        100                   -                 -

*Denotes inactive company

(1) An investment in a Delaware statutory business trust of 61,856 common securities, representing 100% of the common beneficial interests in the assets of trust. The trust owns $50 aggregate principal amount of 7.55% Series A Junior Subordinated Deferrable Interest Debentures issued by SCE&G.

(2) Voting power indicates the membership interest (for an LLC) or limited partnership interest (for an LP) owned by the Company.

(3) This limited partnership was organized March 7, 1997 under the jurisdiction of Delaware for the production and sale of synthetic fuel. SCE&G became a limited partner on November 16, 2001.

(4) SCHI's investment in equity securities of Powertel, Inc. was exchanged for shares of Deutsche Telekom AG in May 2001. Deutsche Telekom AG is not a subsidiary of SCANA.

(5) Articles of Dissolution for SR's subsidiary Company 19A were filed on July 24, 2001.

(6) This corporation was organized January 6, 1997 under the jurisdiction of Delaware to provide long-term energy service contracts through the use of micro turbines. On June 6, 2000 SCANA Resources, Inc. acquired 7,000,000 shares of Series B Preferred Stock. On November 1, 2001 Solo Energy Corporation ceased active business operations and is in the process of liquidating its assets.

(7) SCANA also had an investment in unsecured debt of Palmetto Lime, LLC having an issuer's and owner's book value of $15. Effective February 28, 2002 SCANA sold its entire investment in Palmetto Lime.

(8) This Corporation was organized April 10, 2001 under the jurisdiction of South Carolina to provide transportation of natural gas in Georgia and South Carolina.

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

              None.


ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

                                 Issued Pledged
      Name of                                  and            Guaranteed  Interest   Transaction                   Commission
      Issuer           Title of Issue         Sold              Assumed     Rate         Date         Proceeds     Authorization
---------------- --------------------------------------- --- ----------------------- ------------- --------------- ----------------

SCE&G            First Mortgage Bonds      $150,000,000            -          6.70%    01/24/2001   $148,654,500   Rule 52
SCFC             Commercial Paper Program   $70,249,000  (1)       -          4.26%    01/11/2001     $70,249,000  Rule 52
UBS Warburg      Swap                               (2)            -          4.68%    05/15/2001             (2)  Rule 52
UBS Warburg      Swap                               (3)            -            (3)    08/03/2001             (3)  Rule 52
Bank of America  Swap                               (4)            -            (4)    12/19/2001             (4)  Rule 52
Bank of America  Swap                               (4)            -            (4)    12/19/2001             (4)  Rule 52
SCE&G            Guarantee                          (5)            -            (5)           (5)             (5)  Rule 52

(1) The commercial paper program credit agreement is for $125,000,000. The maximum amount outstanding during 2001 was $70,249,000 beginning January 11, 2001. The average daily interest rate during 2001 was 4.26%. Commitment fees for the program were approximately $100,000 in 2001. The commercial paper is collateralized by fossil fuel inventories, nuclear fuel inventories and sulfur dioxide emission allowances.

(2) On May 15, 201 SCANA entered into an interest rate swap agreement to pay variable rate and receive fixed rate interest payments. The variable rate on the swap was 4.68%. SCANA received a premium of $6,519,542 when the swap was cancelled on August 2, 2001.

(3) On August 3, 2001 SCANA entered into an interest rate swap agreement to pay variable rate and receive fixed rate interest payments. The variable rate on the swap is three-month LIBOR in arrears plus 75.5 basis points (based on the November 15, 2001 reset date).

(4) On December 19, 2001 PSNC entered into two interest rate swap agreements to pay variable rate and receive fixed rate interest payments. The variable rate on the first swap is three-month LIBOR in arrears plus 592 basis points, or 7.83% (based on the March 1, 2002 reset date). The variable rate on the second swap is three-month LIBOR in arrears plus 319 basis points, or 5.09% (based on the estimate on the December 30, 2001 trade date).

(5)  SCE&G guarantees SCFC's commercial paper program described in note (1).

The registrant and two of its subsidiaries (SCE&G and SCPC) are self-insured for the first $500,000 for worker's compensation coverage guaranteed through a letter of credit (in lieu of a bond). PSNC is self-insured for the first $200,000 for worker's compensation coverage guaranteed by a surety bond.

The above do not include guarantees of system companies which have been authorized by Commission order under the Public Utility Holding Company Act of 1935, as amended, and which are subject to Rule 24 certificate filing requirements.

ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

                                                                                             Extinguished      Commission
                                                                                                  (E)
                                                                                              or Held for    Authorization
 Name of                                   Number of Shares or Principal Amount              Further            or
  Issuer            Title of Issue       Acquired    Redeemed      Retired     Consideration Disposition (D)    Exemption
---------------------------------------- ---------- ----------- -------------- ------------- ---------------- ---------------

SCE&G    Pollution Control Facilities        -          -                                           E            Rule 42
         Revenue Bonds                                          $145,000       $145,000
SCE&G    Franchise Agreement                 -          -          $3,571,428                       E            Rule 42
                                                                                $3,571,428
SCE&G    Department of Energy D&D Fund       -          -                                           E            Rule 42
                                                                $420,382         $420,382
PSNC     Senior Debenture (unsecured)        -          -         $4,300,000                        E            Rule 42
                                                                                $4,300,000
SCANA    Unsecured Notes                     -          -       $300,000,000   $300,000,000         E            Rule 42
SCPC     Notes (unsecured)                   -          -                                           E            Rule 42
                                                                $1,250,000     $1,250,000
GENCO    Notes (unsecured)                   -          -         $7,400,000                        E            Rule 42
                                                                                $7,400,000
UBS
Warburg  Swap                                -         (1)            -             -               E            Rule 42
SCE&G    Preferred Stock                     -        10,803          -          $560,000           E            Rule 42

(1) On August 2, 2001 SCANA cancelled the interest rate swap described in Item 3, note (2) above. SCANA received a premium of $6,519,542 when this swap was cancelled.

ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

 Category 1

                   Aggregate
 Investor    Number of Investments Investment    Description
 ---------- ----------------------------------- -----------------------------
  ------------------- ------------------ ---------------------------------------

  SCANA               2           $387,867    Provides loan capital to promote
                                              business and industry in South
                                              Carolina

  SR                  1           $150,000    Provides loan capital to promote
                                              business and industry in South
                                              Carolina

  SCE&G               1            $60,000    Provides loan capital to promote
                                              business and industry in South
                                              Carolina


Category 2

                                                                                 %Voting      Book
 Investor     Issuer            Investment                           Shares     Power       Value     Description
---------- -------------------- ---------------------------------- ----------- --------- ------------ -----------------------------
---------- -------------------- ---------------------------------- ----------- --------- ------------ -----------------------------
SCHI       ITC Holding Company, Inc.  Common Shares                       3,098,464      8.3%   $5,764,411  Owns interests in
                                                                                                              telecommunications
                                                                                                            companies -
                                                                                                              Section 34 exempt
SCHI       ITC Holding Company, Inc.  Series A Convertible Preferred        645,153         -   $7,222,279
SCHI       ITC Holding Company, Inc.  Series B Convertible Preferred        133,664         -   $4,036,489

SCHI       ITC^DeltaCom, Inc.         Common Shares                       5,112,127      8.2%   $4,447,552  Telecommunications -
                                                                                                               Section 34 exempt
SCHI       ITC^ DeltaCom, Inc.        Series A Convertible Preferred      1,480,771         -   $2,576,542

SCHI       Knology, Inc.              Series A Preferred                  7,234,271         -   $5,038,086  Telecommunications -
                                                                                                               Section
SCHI       Knology, Inc.              Series C Preferred                  8,333,333         -  $25,030,146     34 exempt
SCHI       Knology Broadband, Inc.    Senior Discount Note, 11.875%               -         -  $64,947,003
SCHI       Knology, Inc.              Warrants to purchase Series A         159,180         -            -
                                      Preferred

SCHI       Deutsche Telekom AG        Ordinary shares                    39,310,765      1.3%  798,008,530  Telecommunications -
                                                                                                            Section 34 exempt
SCANA      ITCD^DeltaCom, Inc.        Series B-1 Convertible Preferred        5,113         -     $763,158  Telecommunications -
                                                                                                            Section
SCANA      ITCD^DeltaCom, Inc.        Series B-2 Convertible Preferred        6,667         -   $2,265,738     34 exempt
SCANA      ITCD^DeltaCom, Inc.        Warrants to purchase Common Stock   1,000,000         -     $834,482

PSI        West Texas Renewables
             Limited Partnership      Limited Partnership                       n/a         -   $7,536,027  Electric generation


ITEM 6.  OFFICERS AND DIRECTORS

Part I.
                                    OFFICERS

The symbols used to indicate the positions held by officers are shown in the position symbol key as follows:

Assistant Controller            AC           General Counsel            GC
Assistant Secretary             AS           General Manager            GM
Assistant Treasurer             AT           General Partner            GP
Controller                      C            Limited Partner            LP
Corporate Compliance Officer    CCO          Member                     M
Chief Executive Officer         CEO          Officer                    O
Chief Financial Officer         CFO          President                  P
Chairman                        CH           Secretary                  S
Chief Operating Officer         COO          Senior Vice President      SVP
Deputy General Counsel          DGC          Treasurer                  T
Executive                       E            Vice Chairman              VCH
Executive Vice President        EVP          Vice President             VP


SCANA CORPORATION, 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman          CH, P, CEO      Mark R. Cannon            C
H. Thomas Arthur              GC, SVP, AS     James P. Hudson           CCO
Duane C. Harris               SVP             Cathy Y. Kirven           T
Kevin B. Marsh                CFO, SVP        Lynn  M. Williams         S
Sarena D. Burch               DGC, AS

SCANA SERVICES, INC., 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman          CH, CEO, P, COO  Mark R. Cannon            C
Kevin B. Marsh                SVP, CFO         James L. Caughran         VP
H. Thomas Arthur              SVP, GC, AS      J. Patrick Hudson         O
George J. Bullwinkel          E                Cathy Y. Kirven           T
Duane C. Harris               SVP              Charles B. McFadden       VP
Neville O. Lorick             E                James E. Swan, IV         AC
Ann M. Milligan               E                Lynn  M. Williams         S
Jimmy E. Addison              VP
Sarena D. Burch               DGC, AS

105 New Way Road, Columbia, South Carolina   29223

Asbury H. Gibbes              E               George Fasano             SVP

V. C. Summer Nuclear Station, P. O. Box 88, Jenkinsville, South Carolina   29065

Stephen A. Byrne              SVP

SOUTH CAROLINA ELECTRIC & GAS COMPANY, 1426 Main Street, Columbia, South Carolina 29201

William B. Timmerman        CH, CEO           D. Russell Harris        VP
H. Thomas Arthur            SVP, GC, AS       James P. Hudson          CCO
Duane C. Harris             SVP               Cathy Y. Kirven          T
Neville O. Lorick           P, COO            W. Keller Kissam         VP
Kevin B. Marsh              SVP, CFO          James M. Landreth        VP
Sarena D. Burch             DGC, AS           Carlette L. Walker       AC
Mark R. Cannon              C                 Lynn M. Williams         S
Samuel L. Dozier            VP

V. C. Summer Nuclear Station, P. O. Box 88, Jenkinsville, South Carolina   29065

Stephen A. Byrne           SVP

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
d/b/a PSNC ENERGY, 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman      CH, CEO             Mark R. Cannon           C
Kevin B. Marsh            P, COO              James P. Hudson          CCO
H. Thomas Arthur          SVP, GC, AS         Cathy Y. Kirven          T
Sarena D. Burch           DGC, AS             Lynn  M. Williams        S
Duane C. Harris           SVP

800 Gaston Road, Building A, Gastonia, North Carolina  28056

Jerry W. Richardson           VP                Robert D. Voigt          VP

     SOUTH CAROLINA GENERATING COMPANY, INC., 1426 Main Street, Columbia, South Carolina 29201

William B. Timmerman         CH, CEO             Sarena D. Burch        DGC, AS
H. Thomas Arthur             SVP, GC, AS         Mark R. Cannon         C
Duane C. Harris              SVP                 James P. Hudson        CCO
Neville O. Lorick            P, COO              Cathy Y. Kirven        T
Kevin B. Marsh               SVP, CFO            Lynn  M. Williams      S

     SOUTH  CAROLINA  FUEL  COMPANY,  INC.,  142Street,  Columbia,  South
Carolina 29201

William B. Timmerman        CH, CEO             Mark R. Cannon           C
H. Thomas Arthur            SVP, GC, AS         Sarena D. Burch          DGC, AS
Duane C. Harris             SVP                 James P. Hudson          CCO
Neville O. Lorick           P, COO              Cathy Y. Kirven          T
Kevin B. Marsh              SVP, CFO            Lynn  M. Williams        S


SCANA COMMUNICATIONS, INC., 1426 Main Street, Columbia, South Carolina   29201

William B. Timmerman        CH, CEO            Sarena D. Burch           DGC
H. Thomas Arthur            SVP, GC, AS        Mark R. Cannon            C
George J. Bullwinkel        P, COO             James P. Hudson           CCO
Duane C. Harris             SVP                Cathy Y. Kirven           T
Kevin B. Marsh              SVP, CFO           Lynn  M. Williams         S

40 Knox Abbott Drive, Suite 240, Cayce, South Carolina   29033

Steve Blackwell                       VP

     SCANA COMMUNICATIONS HOLDINGS, INC., 300 Delaware Avenue, Suite 510, Wilmington, Delaware 19801

P. J. Winnington                      AT, AS

1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman       CH, CEO            Mark R. Cannon              C
Kevin B. Marsh             SVP, CFO           Lynn  M. Williams           S

     SERVICECARE, INC., 246 Stoneridge Drive, Suite 300, Columbia, South Carolina 29210

Steven Burns                          VP, COO

1426 Main Street, Columbia, South Carolina   29201

William B. Timmerman      CH, CEO            Lynn  M. Williams         S
Ann M. Milligan           P                  Cathy Y. Kirven           T
H. Thomas Arthur          SVP, GC, AS        Mark R. Cannon            C
Kevin B. Marsh            SVP, CFO           Sarena D. Burch           DGC

PRIMESOUTH, INC., 111 Research Drive, Columbia, South Carolina   29221

Maurice Dean Bain                        VP

1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman        CH, CEO         Sarena D. Burch          DGC, AS
H. Thomas Arthur                            Mark R. Cannon           C
Duane C. Harris             SVP             James P. Hudson          CCO
Neville O. Lorick           P, COO          Cathy Y. Kirven          T
Kevin B. Marsh              SVP, CFO        Lynn  M. Williams        S

SCANA RESOURCES, INC., 1426 Main Street, Columbia, South Carolina   29201

William B. Timmerman        CH, CEO         Mark R. Cannon           C
H. Thomas Arthur            SVP, GC, AS     James P. Hudson          CCO
Kevin B. Marsh              SVP, CFO        Cathy Y. Kirven          T
Ann M. Milligan             P, COO          Lynn  M. Williams        S
Sarena D. Burch             DGC, AS

     SOUTH CAROLINA PIPELINE CORPORATION, 105 New Way Road, Columbia, South Carolina 29223

Asbury H. Gibbes            P, COO          Samuel L. Dozier        VP
George Fasano, Jr.          SVP, T          E. H. Kleckley, Jr.     VP
Paul Fant                   EVP             Janet King              AS

1426 Main Street, Columbia, South Carolina   29201

William B. Timmerman         CH, CEO          Sarena D. Burch      DGC, AS
H. Thomas Arthur             SVP, GC, AS      Mark R. Cannon       C
Duane C. Harris              SVP              Lynn  M. Williams    S
Kevin B. Marsh               SVP, CFO

     SCANA ENERGY MARKETING, INC., 110 Gateway Corporate Blvd., Suite 200, Columbia, South Carolina 29203

Robert G. Edwards           VP               Judith H. Evans        AC

1426 Main Street, Columbia, South Carolina   29201

William B. Timmerman       CH, CEO           Sarena D. Burch         DGC, AS
H. Thomas Arthur           SVP, GC, AS       Mark R. Cannon          C
Duane C. Harris            SVP               James P. Hudson         CCO
Kevin B. Marsh             P, COO            Cathy Y. Kirven         T
Ann M. Milligan            SVP               Lynn  M. Williams       S

105 New Way Road, Columbia, South Carolina   29223

Samuel L. Dozier                         VP

     SCANA ENERGY MARKETING, INC. d/b/a SCANA ENERGY, Tower Place, Suite 750, 3340 Peachtree Road, Atlanta, Georgia 30326

George T. Devlin                         VP, GM

1426 Main Street, Columbia, South Carolina   29201

Ann M. Milligan               SVP

SCANA DEVELOPMENT, INC., 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman        CH, CEO            Kevin B. Marsh      SVP, CFO
H. Thomas Arthur            SVP, GC            Asbury H. Gibbes    P

     SCANA PETROLEUM RESOURCES, INC., 1426 Main Street, Columbia, South Carolina 29201

William B. Timmerman        CH, CEO            Kevin B. Marsh        SVP, CFO
H. Thomas Arthur            SVP, GC

SCANA PROPANE GAS, INC., 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman        CH, CEO            Kevin B. Marsh       SVP, CFO
H. Thomas Arthur            SVP, GC

SCANA PROPANE STORAGE, INC., 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman        CH, CEO            Kevin B. Marsh      SVP, CFO
H. Thomas Arthur            SVP, GC

SCANA PROPANE SUPPLY, INC., 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman        CH, CEO            Kevin B. Marsh     SVP, CFO
H. Thomas Arthur            SVP, GC

USA CYLINDER EXCHANGE, INC., 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman        CH, CEO             Kevin B. Marsh      SVP, CFO
H. Thomas Arthur            SVP, GC

C & T PIPELINE, LLC, 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman        CH, CEO             Kevin B. Marsh     SVP, CFO
H. Thomas Arthur            SVP, GC

FRC, LLC, 1426 Main Street, Columbia, South Carolina  29201

George J. Bullwinkel, Jr.   CH

454 S. Anderson Road, Suite 303, Rock Hill, South Carolina  29730

John Barnes                VCH                  Larry Vincent      VP
Terry Metze                S

PALMARK, INC., 11 Research Drive, Columbia, South Carolina  29221

Maurice Dean Bain          VP

1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman      CH, CEO            Sarena D. Burch           DGC, AS
H. Thomas Arthur          SVP, GC, AS        Mark R. Cannon            C
Duane C. Harris           SVP                James P. Hudson           CCO
Neville O. Lorick         P, COO             Cathy Y. Kirven           T
Kevin B. Marsh            SVP, CFO           Lynn  M. Williams         S

SC COALTECH NO. 1,  LP, 823 McCalls Mill Road, Lexington, Kentucky  40515

COALTECH, LLC                                                              GP

Two Pierce Place, Itasca, Illinois  60143

USA Coal LP                                                                LP

1426 Main Street, Columbia, South Carolina  29201

South Carolina Electric & Gas Company                                      LP

COALTECH NO. 1, LP, 5487 North Milwaukee Avenue, Chicago, Illinois  60630

US Coal, LLC                                                               GP

1415 Roselle Road, Palatine, Illinois  60067

Square D Company                                                           LP

Two Pierce Place, Itasca, Illinois  60143

AJG Financial Services                                                     LP

1426 Main Street, Columbia, South Carolina  29201

South Carolina Electric & Gas Company                                      LP

COGEN SOUTH, LLC, 1426 Main Street, Columbia, South Carolina  29201

SCANA Corporation                                                          M

Post Office Box 118005, Charleston, South Carolina  29423-8005

Westvaco Corporation                                                       M

PALMETTO LIME, LLC, 1426 Main Street, Columbia, South Carolina  29201

SCANA Corporation                                                          M

Post Office Box 985004, Fort Worth, Texas  76185-5004

Chemical Lime                                                              M

SCANA ENERGY TRADING, LLC, 105 New Way Road, Columbia, South Carolina 29223

Asbury H. Gibbes                         CH      George Fasano             T

531 Encinitas Boulevard, Suite 200, Encinitas, California  92024

Regard Yakou                             VCH

1426 Main Street, Columbia, South Carolina   29201

Lynn M. Williams                         S

110 Gateway Corporation Boulevard, Suite 200, Columbia, South Carolina  29203

Robert G. Edwards                        P

SOLO ENERGY CORPORATION, 2701 Monarch Street, #206, Alameda, California  94501

As of December 31, 2001 Solo Energy Corporation had ceased active business operations and is in the process of liquidating its assets. All officers and directors of the Company had resigned.

PINE NEEDLE LNG COMPANY, LLC, 2800 Post Oak Boulevard, Post Office Box 1396, Houston, Texas 77251-1396

Frank Ferazzi                            CH      Russell Rush                S

     CARDINAL PIPELINE COMPANY, LLC, 1915 Rexford Road, Post Office Box 33068, Charlotte, North Carolina 28233

Thomas E. Skains                         M

800 Gaston Road, Building A, Gastonia, North Carolina   28056

Bill Williams                            M

     411 Fayetteville Street Mall - PEB18C5, Post Office Box 1551, Raleigh, North Carolina 27602

Terry Davis                              M

Post Office Box 1396, Houston, Texas  77251-1396

Frank Ferazzi                            M

     PSNC CARDINAL PIPELINE COMPANY, 800 Gaston Road, Building A, Gastonia, North Carolina 28056

Kevin B. Marsh                           P

     CLEAN ENERGY ENTERPRISES, INC., 800 Gaston Road, Building A, Gastonia, North Carolina 28056

Kevin B. Marsh                           P

     PSNC BLUE RIDGE CORPORATION, 800 Gaston Road, Building A, Gastonia, North Carolina 28056

Kevin B. Marsh                           P

1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman            CH, CEO
H. Thomas Arthur                SVP, GC, AS      Mark R. Cannon          C
Duane C. Harris                 SVP              Cathy Y. Kirven         T
Kevin B. Marsh                  P, COO, CFO      James P. Hudson         CCO
Sarena D. Burch                 DGC, AS          Lynn  M. Williams       S

     SCANA PUBLIC SERVICE COMPANY, LLC, 800 Gaston Road, Building A, Gastonia, North Carolina 28056
Joey O. Caskey               S                  Sharon D. Boone           T
Robert G. Edwards            VP

SCG PIPELINE, INC., 105 New Way Road, Columbia, South Carolina  29223

Asbury H. Gibbes             P, COO             Samuel R. Dozier          VP

1426 Main  Street, Columbia, South Carolina  2920

William B. Timmerman          CH, CEO          Sarena D. Burch         DGC, AS
H. Thomas Arthur              SVP, GC, AS      Mark R. Cannon          C
Duane C. Harris               SVP              James P. Hudson         CCO
Neville O. Lorick             P                Cathy Y. Kirven         T
Kevin B. Marsh                SVP, CFO         Lynn  M. Williams       S

                                                         DIRECTORS
SCANA CORPORATION

Bill L. Amick                              W. Hayne Hipp
Amick Farms, Inc.                          The Liberty Corporation
Route 3, HWY 178                           2000 Wade Hampton Blvd.
PO Box 2309                                P. O. Box 789
Batesburg-Leesville, SC  29070-0309        Greenville, SC   29602

James A. Bennett                           Lynne M. Miller
S. C. Community Bank                       Environmental Strategies Corporation
1545 Sumter Street                         11911 Freedom Drive, Suite 900
P. O. Box 425                              Reston, VA   20190
Columbia, SC  29202
                                           Maceo K. Sloan
William B. Bookhart, Jr.                   Sloan Financial Group, Inc.
PO Box 140                                 103 West Main Street, Suite 400
Elloree, SC  29047                         Durham, NC  27701-3638

William C. Burkhardt                       Harold C. Stowe
2101 Landings Way                          Canal Industries, Inc.
Raleigh, NC 27615                          P. O. Box 260001
                                           Conway, SC 29528
Hugh M. Chapman
NationsBank South                          William B. Timmerman
GA1-006-55-02                              Chairman, President and
PO Box 4899                                Chief Executive Officer
Atlanta, GA  30302-4899                    SCANA Corporation 19-8
                                           Columbia, SC  29218
Elaine T. Freeman
ETV Endowment of SC                         G. Smedes York
401 East Kennedy St., Suite B-1             York Properties, Inc.
Spartanburg, SC  29302                      1900 Cameron Street
                                            P. O. Box 10007
  Lawrence M. Gressette, Jr.                Raleigh, NC  27605
  SCANA Corporation  I-25
  Columbia, SC   29218

  D. Maybank Hagood
  William M. Bird and Co., Inc.
  4210 Azalea Drive
  P. O. Box 20040
  Charleston, SC   29413

  SCANA SERVICES, INC. (1)

  Bill L. Amick                            D. Maybank Hagood
  James A. Bennett                         W. Hayne Hipp
  William B. Bookhart, Jr.                 Lynn M. Miller
  William C. Burkhardt                     Maceo K. Sloan
Hugh M. Chapman                            Harold C. Stowe
Elaine T. Freeman                          William B. Timmerman
Lawrence M. Gressette, Jr.                 G. Smedes York

SOUTH CAROLINA ELECTRIC & GAS COMPANY (1)

Bill L. Amick                              D. Maybank Hagood
James A. Bennett                           W. Hayne Hipp
William B. Bookhart, Jr.                   Lynn M. Miller
William C. Burkhardt                       Maceo K. Sloan
Hugh M. Chapman                            Harold C. Stowe
Elaine T. Freeman                          William B. Timmerman
Lawrence M. Gressette, Jr.                 G. Smedes York

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED (1)

Bill L. Amick                               D. Maybank Hagood
James A. Bennett                            W. Hayne Hipp
William B. Bookhart, Jr.                    Lynn M. Miller
William C. Burkhardt                        Maceo K. Sloan
Hugh M. Chapman                             Harold C. Stowe
Elaine T. Freeman                           William B. Timmerman
Lawrence M. Gressette, Jr.                  G. Smedes York

SOUTH CAROLINA GENERATING COMPANY, INC. (1)

Bill L. Amick                               D. Maybank Hagood
James A. Bennett                            W. Hayne Hipp
William B. Bookhart, Jr.                    Lynn M. Miller
William C. Burkhardt                        Maceo K. Sloan
Hugh M. Chapman                             Harold C. Stowe
Elaine T. Freeman                           William B. Timmerman
Lawrence M. Gressette, Jr.                  G. Smedes York

SOUTH CAROLINA FUEL COMPANY, INC. (1)

Bill L. Amick                               D. Maybank Hagood
James A. Bennett                            W. Hayne Hipp
William B. Bookhart, Jr.                    Lynn M. Miller
William C. Burkhardt                        Maceo K. Sloan
Hugh M. Chapman                             Harold C. Stowe
Elaine T. Freeman                           William B. Timmerman
Lawrence M. Gressette, Jr.                  G. Smedes York

SCANA COMMUNICATIONS, INC. (1)

Bill L. Amick                               D. Maybank Hagood
James A. Bennett                            W. Hayne Hipp
William B. Bookhart, Jr.                    Lynn M. Miller
William C. Burkhardt                        Maceo K. Sloan
Hugh M. Chapman                             Harold C. Stowe
Elaine T. Freeman                           William B. Timmerman
Lawrence M. Gressette, Jr.                  G. Smedes York

SCANA COMMUNICATIONS HOLDING, INC.

   P. J. Winnington                         Lawrence M. Gressette, Jr. (1)
   300 Delaware Avenue, Suite 510           William B. Timmerman(1)
Wilmington, Delaware  19801

SERVICECARE, INC. (1)

Bill L. Amick                               D. Maybank Hagood
James A. Bennett                            W. Hayne Hipp
William B. Bookhart, Jr.                    Lynn M. Miller
William C. Burkhardt                        Maceo K. Sloan
Hugh M. Chapman                             Harold C. Stowe
Elaine T. Freeman                           William B. Timmerman
Lawrence M. Gressette, Jr.                  G. Smedes York

         PRIMESOUTH INC. (1)

Bill L. Amick                               D. Maybank Hagood
James A. Bennett                            W. Hayne Hipp
William B. Bookhart, Jr.                    Lynn M. Miller
William C. Burkhardt                        Maceo K. Sloan
Hugh M. Chapman                             Harold C. Stowe
Elaine T. Freeman                           William B. Timmerman
Lawrence M. Gressette, Jr.                  G. Smedes York

SCANA RESOURCES, INC. (1)

Bill L. Amick                              D. Maybank Hagood
James A. Bennett                           W. Hayne Hipp
William B. Bookhart, Jr.                   Lynn M. Miller
William C. Burkhardt                       Maceo K. Sloan
Hugh M. Chapman                            Harold C. Stowe
Elaine T. Freeman                          William B. Timmerman
Lawrence M. Gressette, Jr.                 G. Smedes York

SOUTH CAROLINA PIPELINE CORPORATION (1)

Bill L. Amick                              D. Maybank Hagood
James A. Bennett                           W. Hayne Hipp
William B. Bookhart, Jr.                   Lynn M. Miller
William C. Burkhardt                       Maceo K. Sloan
Hugh M. Chapman                            Harold C. Stowe
Elaine T. Freeman                          William B. Timmerman
Lawrence M. Gressette, Jr.                 G. Smedes York

SCANA ENERGY MARKETING, INC. (1)

Bill L. Amick                              D. Maybank Hagood
James A. Bennett                           W. Hayne Hipp
William B. Bookhart, Jr.                   Lynn M. Miller
William C. Burkhardt                       Maceo K. Sloan
Hugh M. Chapman                            Harold C. Stowe
Elaine T. Freeman                          William B. Timmerman
Lawrence M. Gressette, Jr.                 G. Smedes York

SCANA DEVELOPMENT, INC. (1)

Bill L. Amick                              D. Maybank Hagood
James A. Bennett                           W. Hayne Hipp
William B. Bookhart, Jr.                   Lynn M. Miller
William C. Burkhardt                       Maceo K. Sloan
Hugh M. Chapman                            Harold C. Stowe
Elaine T. Freeman                          William B. Timmerman
Lawrence M. Gressette, Jr.                 G. Smedes York

SCANA PETROLEUM RESOURCES, INC. (1)

Bill L. Amick                              D. Maybank Hagood
James A. Bennett                           W. Hayne Hipp
William B. Bookhart, Jr.                   Lynn M. Miller
William C. Burkhardt                       Maceo K. Sloan
Hugh M. Chapman                            Harold C. Stowe
Elaine T. Freeman                          William B. Timmerman
Lawrence M. Gressette, Jr.                 G. Smedes York

SCANA PROPANE GAS, INC. (1)

Bill L. Amick                              D. Maybank Hagood
James A. Bennett                           W. Hayne Hipp
William B. Bookhart, Jr.                   Lynn M. Miller
William C. Burkhardt                       Maceo K. Sloan
Hugh M. Chapman                            Harold C. Stowe
Elaine T. Freeman                          William B. Timmerman
Lawrence M. Gressette, Jr.                 G. Smedes York

SCANA PROPANE STORAGE, INC. (1)

Bill L. Amick                              D. Maybank Hagood
James A. Bennett                           W. Hayne Hipp
William B. Bookhart, Jr.                   Lynn M. Miller
William C. Burkhardt                       Maceo K. Sloan
Hugh M. Chapman                            Harold C. Stowe
Elaine T. Freeman                          William B. Timmerman
Lawrence M. Gressette, Jr.                 G. Smedes York

SCANA PROPANE SUPPLY, INC. (1)

Bill L. Amick                              D. Maybank Hagood
James A. Bennett                           W. Hayne Hipp
William B. Bookhart, Jr.                   Lynn M. Miller
William C. Burkhardt                       Maceo K. Sloan
Hugh M. Chapman                            Harold C. Stowe
Elaine T. Freeman                          William B. Timmerman
Lawrence M. Gressette, Jr.                 G. Smedes York

USA CYLINDER EXCHANGE, INC. (1)

Bill L. Amick                              D. Maybank Hagood
James A. Bennett                           W. Hayne Hipp
William B. Bookhart, Jr.                   Lynn M. Miller
William C. Burkhardt                       Maceo K. Sloan
Hugh M. Chapman                            Harold C. Stowe
Elaine T. Freeman                          William B. Timmerman
Lawrence M. Gressette, Jr.                 G. Smedes York

C&T PIPELINE, LLC (1)

Bill L. Amick                              D. Maybank Hagood
James A. Bennett                           W. Hayne Hipp
William B. Bookhart, Jr.                   Lynn M. Miller
William C. Burkhardt                       Maceo K. Sloan
Hugh M. Chapman                            Harold C. Stowe
Elaine T. Freeman                          William B. Timmerman
Lawrence M. Gressette, Jr.                 G. Smedes York

FRC, LLC (2)

George J. Bullwinkel, Jr.
John Barnes
Terry Metze
Larry Vincent

PALMARK, INC. (1)

Bill L. Amick                              D. Maybank Hagood
James A. Bennett                           W. Hayne Hipp
William B. Bookhart, Jr.                   Lynn M. Miller
William C. Burkhardt                       Maceo K. Sloan
Hugh M. Chapman                            Harold C. Stowe
Elaine T. Freeman                          William B. Timmerman
Lawrence M. Gressette, Jr.                 G. Smedes York

         SC COALTECH NO. 1, LP

         William D. Brown (3)

  COGEN SOUTH, LLC (4)

  Neville O. Lorick
  John D. Andrews

PALMETTO LIME, LLC (5)

  Neville O. Lorick
  Kevin B. Marsh
  Dave Reilly
  Jim Ehle

  SCANA ENERGY TRADING, LLC (6)

  Asbury H. Gibbes
  Regard Yakou
  Robert G. Edwards
  George Fasano
  Fred Jager

SOLO ENERGY CORPORATION

  As of December 31, 2001 Solo Energy Corporation had ceased active business operations and is in the process of liquidating its assets. All officers and directors of the Company had resigned.

  PINE NEEDLE LNG COMPANY, LLC

  Arthur Corbin                                Frank Ferazzi
  104 Town Park Drive                          2800 Post Oak Boulevard
  Kennesaw, GA  30144                          Post Office Box 1396
                                               Houston, Texas  77251-1396
  Terry Davis
  411 Fayetteville Street Mall - PEB18C5       Donald Lutken
  Post Office Box 1551                         One Allen Center
  Raleigh, North Carolina  27602               500 Dallas Street
                                               Houston, Texas  77002

  Russell Rush                                 Thomas E. Skains
  2800 Post Oak Boulevard                      1915 Rexford Road
  Houston, Texas  77251-1396                   Post Office Box 33068
                                               Charlotte, North Carolina  28233
  Bill Williams
  800 Gaston Road, Building A
  Gastonia, North Carolina   28056

  CARDINAL PIPELINE COMPANY, LLC

  Terry Davis                                 Frank Ferazzi
  411 Fayetteville Street Mall  - PEB18C5     Post Office Box 1396
  Post Office Box 1551                        Houston, Texas  77251-1396
  Raleigh, North Carolina  29602

  Thomas E. Skains                            Bill Williams
  1915 Rexford Road                           800 Gaston Road, Building A
  Post Office Box 33068                       Gastonia, North Carolina   28056
  Charlotte, North Carolina  28233

CLEAN ENERGY ENTERPRISES, INC. (1)

  Bill L. Amick                                 D. Maybank Hagood
  James A. Bennett                              W. Hayne Hipp
  William B. Bookhart, Jr.                      Lynn M. Miller
  William C. Burkhardt                          Maceo K. Sloan
Hugh M. Chapman                                 Harold C. Stowe
Elaine T. Freeman                               William B. Timmerman
Lawrence M. Gressette, Jr.                      G. Smedes York

PSNC BLUE RIDGE CORPORATION (1)

Bill L. Amick                                   D. Maybank Hagood
James A. Bennett                                W. Hayne Hipp
William B. Bookhart, Jr.                        Lynn M. Miller
William C. Burkhardt                            Maceo K. Sloan
Hugh M. Chapman                                 Harold C. Stowe
Elaine T. Freeman                               William B. Timmerman
Lawrence M. Gressette, Jr.                      G. Smedes York

PSNC PRODUCTION CORPORATION  (1)

Bill L. Amick                                   D. Maybank Hagood
James A. Bennett                                W. Hayne Hipp
William B. Bookhart, Jr.                        Lynn M. Miller
William C. Burkhardt                            Maceo K. Sloan
Hugh M. Chapman                                 Harold C. Stowe
Elaine T. Freeman                               William B. Timmerman
Lawrence M. Gressette, Jr.                      G. Smedes York

PSNC CARDINAL PIPELINE COMPANY (1)

Bill L. Amick                                   D. Maybank Hagood
James A. Bennett                                W. Hayne Hipp
William B. Bookhart, Jr.                        Lynn M. Miller
William C. Burkhardt                            Maceo K. Sloan
Hugh M. Chapman                                 Harold C. Stowe
Elaine T. Freeman                               William B. Timmerman
Lawrence M. Gressette, Jr.                      G. Smedes York

SCANA PUBLIC SERVICE COMPANY, LLC  (1)

Bill L. Amick                                   D. Maybank Hagood
James A. Bennett                                W. Hayne Hipp
William B. Bookhart, Jr.                        Lynn M. Miller
William C. Burkhardt                            Maceo K. Sloan
Hugh M. Chapman                                 Harold C. Stowe
Elaine T. Freeman                               William B. Timmerman
Lawrence M. Gressette, Jr.                      G. Smedes York

         SCG PIPELINE, INC. (1)


Bill L. Amick                                   D. Maybank Hagood
James A. Bennett                                W. Hayne Hipp
William B. Bookhart, Jr.                        Lynn M. Miller
William C. Burkhardt                            Maceo K. Sloan
Hugh M. Chapman                                 Harold C. Stowe
Elaine T. Freeman                               William B. Timmerman
    Lawrence M. Gressette, Jr.                  G. Smedes York


(1)  Business addresses are the same as for SCANA Corporation.

(2) The business address for all members, except Mr. Bullwinkel, is 454 S. Anderson Road, Suite 303, Rock Hill, South Carolina 29730. Mr. Bullwinkel's business address is 1426 Main Street, Columbia, South Carolina 29201.

(3) Mr. Brown is the managing member of the general partner. His business address is 823 McCalls Mill Road, Lexington, Kentucky 40505.

(4) Mr. Lorick's business address is 1426 Main Street, Columbia, South Carolina 29201. Mr. Andrews' business address is Post Office Box 118005, Charleston, South Carolina 29423-8005.

(5) Messrs. Lorick and Marsh's business address is 1426 Main Street, Columbia, South Carolina 29201. Messrs. Reilly and Ehle's business address is Post Office Box 985004, Fort Worth, Texas 76185-5004

(6) Messrs. Gibbes and Fasano's business address is 105 New Way Road, Columbia, South Carolina 29223; Messrs. Yakou and Jager's business address is 531 Encinitas Boulevard, Suite 200, Encinitas, California 92024; and Mr. Edwards' business address is 110 Gateway Corporation Boulevard, Suite 200, Columbia, South Carolina 29203.

Part II.


 Name of Officer        Name and Location of             Position Held in
 or Director            Financial Institution            Financial Institution        Applicable Exemption Rule
-------------------------------------------------------- ---------------------------------------------------------
-------------------------------------------------------- ---------------------------------------------------------

James A. Bennett        South Carolina Community Bank    President, Chief Executive    Pending no action letter
                                Officer

William C. Burkhardt    Capital Bank                     Director                               70(a)

Elaine T. Freeman       National Bank of South Carolina  Director                               70(a)



Lynn M. Miller          Adams National Bank              Director                               70(b)

Maceo K. Sloan          M&F Bancorp                      Director                               70(a)
                        Mechanics and Farmers Bank       Director                               70(a)


 Part III

(a) The compensation of directors and executive officers of system companies:

Director Compensation

Board Fees

     Officers of SCANA who are also directors do not receive additional compensation for their service as directors. Since July 1, 2000, compensation for non-employee directors has included the following:

|X| an annual retainer of $30,000 (60% of the annual retainer fee is paid in shares of SCANA Common Stock); |X| $3,500 for each board meeting attended; |X| $3,000 for attendance at a committee meeting held on a day other than a regular meeting of the Board; |X| $250 for participation in a telephone conference meeting; |X| $2,000 for attendance at an all-day conference; and |X| reimbursement for expenses incurred in connection with all of the above.

Director Compensation and Deferral Plans

         Since January 1, 2001, non-employee director compensation deferrals have been governed by the SCANA Corporation Director Compensation and Deferral Plan. Amounts deferred by directors in previous years under the SCANA Voluntary Deferral Plan continue to be governed by that plan.

         Under the new plan, a director may elect to defer the 60% of the annual retainer fee required to be paid in SCANA Common Stock, in a hypothetical investment in SCANA Common Stock, with distribution from the plan to be ultimately payable in actual shares of SCANA Common Stock. A director may also elect to defer the 40% of the annual retainer fee not required to be paid in shares of SCANA Common Stock and up to 100% of meeting attendance and conference fees with distribution from the plan to be ultimately payable in either SCANA Common Stock or cash. Amounts payable in SCANA Common Stock accrue earnings during the deferral period at SCANA's dividend rate, which amount may be elected to be paid in cash when accrued or retained to invest in hypothetical shares of SCANA Common Stock. Amounts payable in cash accrue interest earnings until paid.

         During 2001, Messrs. Amick, Bennett, Burkhardt, Hipp, Sloan, Stowe and York and Ms. Miller elected to defer 100% of their compensation and earnings under the Director Compensation and Deferral Plan so as to acquire hypothetical shares of SCANA Common Stock. In addition, Mr. Hagood elected to defer 60% of his annual retainer and earnings under the plan to acquire hypothetical shares of SCANA Common Stock.

Endowment Plan

         Upon election to a second term, a director becomes eligible to participate in the SCANA Director Endowment Plan, which provides for SCANA to make a tax deductible, charitable contribution totaling $500,000 to institutions of higher education designated by the director. The plan is intended to reinforce SCANA's commitment to quality higher education and to enhance its ability to attract and retain qualified board members. A portion is contributed upon retirement of the director and the remainder upon the director's death. The plan is funded in part through insurance on the lives of the directors. Designated in-state institutions of higher education must be approved by the Chief Executive Officer of SCANA. Any out-of-state designation must be approved by the Management Development and Corporate Performance Committee. The designated institutions are reviewed on an annual basis by the Chief Executive Officer to assure compliance with the intent of the program.

Other

         As a Company retiree, Mr. Gressette receives monthly retirement benefits of $39,571.



    Executive Compensation
                                                                            Summary Compensation Table

                                                         Annual Compensation                           Long-Term Compensation Awards
                                                                                           Securities
                                                                                Underlying
Executive Officer of                                                                         Other Annual   Option LTIP   All Other
System Company  Name and Principal Position             Year     Salary  Compensation(2)  SARS    Payouts(3)  Compensation(4)
                                                        ----     ------   --------  ---------------  ----    ---------- ------------
                                                                  ($)        ($)          ($)         (#)        ($)       ($)

All System      W. B. Timmerman                         2001                             17,611     129,781          -    60,884
                                                               660,238(5)     -
Companies       Chairman, President and Chief           2000    524,261    354,486       17,888      35,620          -    50,230
                Executive Officer                       1999    490,313    312,900       17,212          -     298,813    29,419

SCANA & PSNC    C. E. Zeigler, Jr.                      2001    293,671                  10,172     36,711            - ,714,718
                                                                              -
                Former President and Chief Operating    2000    320,078    146,246       11,144     14,306            -    9,347
                Officer - PSNC

SCANA & SCPC    A. H. Gibbes                            2001    323,846                  18,757     25,941           -    34,605
                                                                              -
                President, Chief Operating              2000    311,542    150,720       18,709     11,627           -    25,736
                Officer-SCPC
                                                        1999    300,161    117,387       27,884         -       116,485   18,010

All System      K. B. Marsh                             2001    334,234                  10,554     36,711            -   29,097
                                                                              -
Companies       President and Chief Operating Officer   2000    276,172    150,720       10,613     11,627            -   24,254
                -
                PSNC                                    1999    241,354    128,058       10,337            -     81,555   14,481
                Senior Vice President and Chief
                Financial Officer

SCANA & SCE&G   N. O. Lorick                            2001      385,252                18,701     36,711             -  30,611
                                                                              -
                President and Chief Operating Officer-  2000      167,778                 7,313      2,332             -  12,728
                                                                           124,921
                SCE&G                                   1999      157,417   44,356       7,313            -       38,754   9,445

SCANA           A. M. Milligan                          2001    281,077          -          12,613     25,941          -  24,093
                President and Chief Operating Officer   2000    238,543    120,480       12,700      8,796             -  20,454
                -
                SCANA Resources, Inc. ; Senior Vice     1999    206,355    102,354       12,329           -            -   63,823
                President - Marketing - SCANA
                Services, Inc.

All System      H. T. Arthur                            2001    270,963                     16,119     19,142          -   23,487
                                                                                 -
Companies       Senior Vice President and               2000    234,812    120,480       16,119       8,796            -   19,718
                General Counsel                         1999    219,806     93,825       15,939            -      65,843   13,188

SCANA & SCE&G   S. A. Byrne                             2001    244,232                     9,465      19,142         -    22,064
                                                                                 -
                Senior Vice President Nuclear           2000    183,555    123,492       8,310        8,796            -   12,962
                Operations - SCE&G                      1999    137,321     32,483      3,600             -            -    8,239

(1)  Payments under the Annual Incentive Plan.
(2) For 2001, other annual compensation consists of automobile allowance, life insurance premiums on policies owned by executive officers and payments to cover taxes on benefits of $9,000, $7,435 and $1,176 for Mr. Timmerman; $10,250, $7,959 and $492 for Mr. Lorick; $9,000, $9,158 and $599 for Mr.
    Gibbes; $9,000, $1,183 and $371 for Mr. Marsh; $9,000, $3,319 and $294 for
    Ms. Milligan; $9,000, $6,830 and $289 for Mr. Arthur; and $9,000, $180 and
    $285 for Mr. Byrne and $8,430, $1,742 and $0 for Mr. Zeigler.
(3)  Payments under the Long-Term Equity Compensation Plan.
(4) All other compensation for all executive officers except Mr. Zeigler consists solely of Company matching contributions to defined contribution plans. All other compensation for Mr. Zeigler consists of Company matching contributions to defined contribution plans of $24,455 and severance payments of $1,690,263.
(5) Reflects actual salary paid in 2001. Base salary of $676,300, as referenced on page 29, became effective on February 3, 2001.

Options Grants and Related Information

                      Option/SAR Grants in Last Fiscal Year

                                                                    Potential Realizable
                                                                          Value at
                                                                    Assumed Annual Rates
                                                                        of Stock Price
                                                                        Appreciation
                                 Individual Grants                     for Option Term
-------------------------------------------------------------------
--------------------------------------------------------------------------------- -----------
          (a)          (b)         (c)           (d)          (e)         (f)        (g)
                    Number of   % of Total
                   Securities    Options/
                   Underlying      SARs
                    Options/    Granted to   Exercise or
                      SARs     Employees in   Base Price  Expiration
          Name       Granted   Fiscal Year      ($/Sh)       Date       5% ($)       10% ($)
--------------------------------------------------------------------------------- -----------

W. B. Timmerman      129,781       18.12        27.45      02/22/11    2,240,021   5,677,919
A. H. Gibbes         25,941         3.62        27.45      02/22/11      447,742   1,134,919
K. B. Marsh          36,711        5.12         27.45      02/22/11      633,632   1,606,106
N. O. Lorick         36,711         5.12        27.45      02/22/11      633,632   1,606,106
H. T. Arthur         19,142         2.67        27.45      02/22/11      330,451     837,429
S. A. Byrne          19,142         2.67        27.45      02/22/11      330,451     837,429
A. M. Milligan       25,941        3.62         27.45      02/22/11      447,742   1,134,919
C. E. Zeigler, Jr.   36,711         5.12        27.45      12/28/01           -           -


All the above options (except Mr. Zeigler's) vest 33 1/3 percent on each of the first, second and third anniversaries of the date of the grant, February 22, 2001.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

(a)                       (d)                                    (e)
                      Number of
                     Securities
                     Underlying                        Value of Unexercised
                     Unexercised                       In-the-Money Options/
                     Option/SARs                              SARs at
                    At FY-End (#)                         FY-End ($) (1)

                     Exercisable/                           Exercisable/
  Name               Unexercisable                          Unexercisable
----------------------------------------------- --------------------------------

W. B. Timmerman        11,873/153,528                         27,664/104,648
C. E. Zeigler, Jr.           0/0                                    0/0
A. H. Gibbes            3,875/33,693                           9,029/27,920
K. B. Marsh             3,875/44,463                           9,029/32,012
N. O. Lorick             777/38,266                            1,810/17,573
A. M. Milligan          2,932/31,805                           6,832/23,521
H. T. Arthur            2,932/25,006                           6,832/20,937
S. A. Byrne             2,932/25,006                           6,832/20,937

     (1)Based on the closing price of $27.83 per share on December 31, 2001, the last trading day of the fiscal year.

Long-Term Incentive Plan Awards

     The following table lists the performance share awards made in 2001 (for potential payment in 2004) under the Long-Term Equity Compensation Plan and estimated future payouts under that plan at threshold, target and maximum levels for each of the executive officers included in the Summary Compensation Table.

                            LONG-TERM INCENTIVE PLANS
                           AWARDS IN LAST FISCAL YEAR

                    Number of    Performance    Estimated Future Payouts Under
                     Shares,       or Other      Non-Stock Price-Based Plans
                                             -------------------------------
                     Units or    Period Until
                      Other       Maturation   Threshold      Target   Maximum
Name                Rights (#)    or Payout     (#)          (#)       (#)
--------------------------------------------------------------------------------

W. B. Timmerman       20,132      2001-2003    8,053        20,132   30,198
N. O. Lorick           5,695      2001-2003    2,278         5,695     8,543
K. B. Marsh             5,695     2001-2003    2,278         5,695     8,543
A. H. Gibbes            4,024     2001-2003    1,610         4,024     6,036
A. M. Milligan         4,024      2001-2003    1,610         4,024     6,036
H. T. Arthur           2,969      2001-2003    1,188         2,969     4,454
S. A. Byrne            2,969      2001-2003    1,188         2,969     4,454
C. E. Zeigler, Jr.      5,695     2001-2003      0            0         0


         Payouts occur when SCANA's Total Shareholder Return for the three year period is in the top two-thirds of the Long-Term Equity Compensation Plan peer group, and will vary based on SCANA's ranking against the peer group. Executives earn threshold payouts at the 33rd percentile of three-year performance. Target payouts will be made at the 50th percentile of three-year performance. Maximum payouts will be made when performance is at or above the 75th percentile of the peer group. Payments will be made on a sliding scale for performance between threshold and target and target and maximum. No payouts will be earned if performance is at less than the 33rd percentile. Awards are designated as target shares of SCANA Common Stock and may be paid in stock or cash or a combination of stock and cash.

Defined Benefit Plans

         SCANA has a tax qualified defined benefit retirement plan. The plan has a mandatory cash balance benefit formula (the "Cash Balance Formula") for employees hired on or after January 1, 2000. Effective July 1, 2000, SCANA employees hired prior to January 1, 2000 were given the choice of remaining under the Retirement Plan's final average pay benefit formula or switching to the cash balance benefit option. All the executive officers named in the Summary Compensation Table elected to participate under the cash balance option of the plan.

         The Cash Balance Formula benefit is expressed in the form of a hypothetical account balance. Employees electing to participate under the cash balance option had an opening account balance established for them. The opening account balance was equal to the present value of the participant's June 30, 2000 accrued benefit under the final average pay formula. Participants who had 20 years of vesting service or who had 10 years of vesting service and whose age plus service equaled at least 60 were given transition credits. For these participants, the beginning account balance was determined so that projected benefits under the cash balance option approximated projected benefits under the final average pay formula at the earliest date at which unreduced benefits are payable under the plan.

         Account balances are increased monthly by interest and compensation credits. The interest rate used for accumulating account balances changes annually and is equal to the average rate for 30-year Treasuries for December of the previous calendar year. Compensation credits equal 5% of compensation under the Social Security Wage Base and 10% of compensation in excess of the Social Security Wage Base.

         In addition to its Retirement Plan for all employees, SCANA has Supplemental Executive Retirement Plans ("SERPs") for certain eligible employees, including officers. A SERP is an unfunded plan that provides for benefit payments in addition to benefits payable under the qualified Retirement Plan in order to replace benefits lost in the Retirement Plan because of Internal Revenue Code maximum benefit limitations.

         The estimated annual retirement benefits payable as life annuities at age 65 under the plans, based on projected compensation (assuming increases of 4% per year), to the executive officers named in the Summary Compensation Table are as follows: Mr. Timmerman-$427,476; Mr. Lorick-$282,696; Mr. Marsh-$311,556; Mr. Gibbes-$175,944; Mrs. Milligan-$240,408; Mr. Zeigler-$0; Mr. Arthur-$111,024; and Mr. Byrne-$238,440.

Termination, Severance and Change in Control Arrangements

         SCANA maintains an Executive Benefit Plan Trust. The purpose of the trust is to help retain and attract quality leadership in key SCANA positions in the current transitional environment of the utilities industry. The trust holds SCANA contributions (if made) which may be used to pay deferred and other compensation benefits of certain directors, executives and other key employees of SCANA in the event of a Change in Control (as defined in the trust). The current executive officers included in the Summary Compensation Table participate in all the plans listed below which are covered by the trust.

         (1)      Executive Deferred Compensation Plan
         (2)      Supplemental Executive Retirement Plan
         (3)      Long-Term Equity Compensation Plan
         (4)      Annual Incentive Plan
         (5)      Key Executive Severance Benefits Plan
         (6)      Supplementary Key Executive Severance Benefits Plan

         The Key Executive Severance Benefits Plan and each of the plans listed under (1) through (4) provide for payment of benefits in a lump sum to the eligible participants immediately upon a Change in Control, unless the Key Executive Severance Benefits Plan is terminated prior to the Change in Control. In contrast, the Supplementary Key Executive Severance Benefits Plan is operative for a period of 24 months following a Change in Control where the Key Executive Severance Benefits Plan is inoperative because it was terminated before the Change in Control. The Supplementary Key Executive Severance Benefits Plan provides benefits in lieu of those otherwise provided under plans (1) through (4) if: (i) the participant is involuntarily terminated from employment without "Just Cause," or (ii) the participant voluntarily terminates employment for "Good Reason" (as these terms are defined in the Supplementary Key Executive Severance Benefits Plan).

         Benefit distributions relative to a Change in Control, as to which either the Key Executive Severance Benefits Plan or the Supplementary Key Executive Severance Benefits Plan is operative, include an amount equal to estimated federal, state and local income taxes and any estimated applicable excise taxes owed by plan participants on those benefits.

         The benefit distributions under the Key Executive Severance Benefits Plan would include the following three benefits:

o An amount equal to three times the sum of: (i) the participant's annual base salary in effect as of the Change in Control and (ii) the officer's target annual incentive award in effect as of the Change in Control under the Annual Incentive Plan.

o An amount equal to the projected cost for medical, long-term disability and certain life insurance coverage for three years following the Change in Control as though the participant had continued to be a SCANA employee.

o An amount equal to the participant's Supplemental Executive Retirement Plan benefit accrued to the date of the Change in Control, increased by the present value of projected benefits that would otherwise accrue under the plan (based on the plan's actuarial assumptions) assuming that the participant remained employed until reaching age 65 and offset by the value of the participant's Retirement Plan benefit.

         Additional benefits upon a Change in Control where the Key Executive Severance Benefits Plan is operable are:

o A benefit distribution of all amounts credited to the participant's Executive Deferred Compensation Plan account as of the date of the Change in Control.

o A benefit distribution under the Long-Term Equity Compensation Plan equal to 100% of the targeted performance share awards for all performance periods not completed as of the date of the Change in Control, if any.

o Under the Long-Term Equity Compensation Plan, all nonqualified stock options awarded would become immediately exercisable and remain exercisable throughout their term.

o A benefit distribution under the Annual Incentive Plan equal to 100% of the target award in effect as of the date of the Change in Control.

         The benefits and their respective amounts, when the Supplementary Key Executive Severance Benefits Plan is operable, would be the same except that the benefits payable with respect to the Executive Deferred Compensation Plan would be increased by the prime rate published in the Wall Street Journal most nearly preceding the date of the Change in Control plus 3% calculated until the end of the month preceding the month in which the benefits are distributed.

(b) Interest in the securities of system companies including options or other rights to acquire securities:

SHARE OWNERSHIP OF DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

     In general, "beneficial ownership" includes those shares a director, nominee or executive officer has the power to vote or transfer. On February 28, 2002 the directors and executive officers of SCANA and SCE&G as a group (24 and 21 persons, respectively) beneficially owned, in the aggregate, 506,788 and 415,642 shares, respectively, of SCANA Common Stock, including shares subject to options exercisable within 60 days (approximately 0.5% and 0.4%, respectively, of the shares outstanding and entitled to vote at the Annual Meeting).

     The following table lists shares beneficially owned on February 28, 2002 by each director, each nominee and each executive officer named in the Summary Compensation Table on page 21.

                                    Amount and Nature of
                                  Beneficial  Ownership of  SCANA
 Name                              Common Stock*(1) (2) (3) (4)(5)
--------------------------------------------------------------------------------

B. L. Amick                                               10,896
H.T. Arthur                                               26,292
J. A. Bennett                                              2,286
W. B. Bookhart, Jr.                                       21,725
W. C. Burkhardt                                           11,626
S. A. Byrne                                               17,163
H. M. Chapman                                              8,212
E. T. Freeman                                              6,184
A. H. Gibbes                                              33,803
L. M. Gressette, Jr.                                      63,858
D. M. Hagood                                                 822
W. H. Hipp                                                 4,897
N. O. Lorick                                              29,604
K. B. Marsh                                               35,778
L. M. Miller                                               3,417
A. M. Milligan                                            17,305
M. K. Sloan                                                4,132
H. C. Stowe
                                                           4,127
W. B. Timmerman                                          122,257
G. S. York                                                11,225
C. E. Zeigler, Jr.                                        24,387

------------------------------------------------------------------------------
*Each of the above owns less than 1% of the shares outstanding.

(1) Includes shares owned by close relatives, the beneficial ownership of which is disclaimed by the director, nominee or named executive officers, as follows: Mr. Amick-480; Mr. Bookert-6,064; Mr. Gressette-1,060; and by all directors, nominees and executive officers 7,604 in total.

(2) Includes shares purchased through February 28, 2002, by the Trustee under SCANA's Stock Purchase Savings Plan.

(3) Hypothetical shares acquired under the SCANA Director Compensation and Deferral Plan are not included in the above table. As of February 22, 2002, each of the following directors had acquired under the plan, the number of hypothetical shares following his or her name: Messrs. Amick-3,280; Bennett-3,945; Burkhardt-3,902; Hagood-1,359; Hipp-3,635; Sloan-3,485;
     Stowe-3,245 and York-3,645 and Ms. Miller-3,822.

(4) Includes shares subject to currently exercisable options and options that will become exercisable within 60 days in the following amounts: Mr. Timmerman-67,007; Mr. Gibbes-16,398; Mr. Lorick-13,792; Mr. Marsh-19,988;
     Mr. Byrne-12,245; Mr. Arthur-12,245 and Ms. Milligan 14,511.

(5) Hypothetical shares acquired under the SCANA Executive Deferred Compensation Plan are not included in the above table. As of February 28, 2002, each of the following officers had acquired under the plan, the number of hypothetical shares following his or her name: Messrs. Timmerman-15,402; Gibbes-8,166; Lorick-1,638; Marsh-3,410; Byrne-1,031;
     Arthur-2,241 and Ms. Milligan-5,080.

(c)  Contracts and transactions with system companies:


         Mr. Hipp is Chairman and Chief Executive Officer and a director of The Liberty Corporation. During 2001, SCANA paid $120,983 (including the value of nonutility in-kind services provided by SCANA) to subsidiaries of The Liberty Corporation for advertising expenses. It is anticipated that similar transactions will occur in the future.



(d)  Indebtedness to system companies:      None

(e)  Participation in bonus and profit-sharing arrangements and other benefits:

REPORT ON EXECUTIVE COMPENSATION

         SCANA's executive compensation program is designed to support SCANA's overall objective of creating shareholder value by:

o    Hiring and retaining premier executive talent;

o Having a pay-for-performance philosophy linking rewards to corporate and business unit results;

o Placing a substantial portion of pay for senior executives "at-risk" and aligning the interests of executives with the long-term interests of shareholders through equity-based compensation; and o Balancing elements of the compensation program to reflect SCANA's financial, customer-oriented and strategic goals.

         We believe our program performs a vital role in keeping our executives focused on SCANA's goal of enhancing shareholder value.

         A description of the program and a discussion of Mr. Timmerman's 2001 compensation follows.

Program Elements

         Executive compensation consists primarily of three key components: base salary, short-term incentive compensation (Annual Incentive Plan) and long-term incentive compensation (Long-Term Equity Compensation Plan).

         Compensation levels for these components are established annually based on a comparison to a market, which consists of utilities of various sizes, smaller telecommunications companies and general industry. Results are adjusted through regression analysis to account for differences in company size. We do not include all of the peer group companies in the market because we believe that SCANA's competition for executives does not include all of those companies and includes other utilities, telecommunications companies and general industry companies.

         For 2001, all elements of executive compensation with the exception of short-term incentives and perquisites were below the market median as adjusted for company size. The combined effect of increasing short-term incentive targets and continuing to move targeted compensation levels toward the market median has improved SCANA's position relative to the market with regards to short-term incentives and perquisites. However, total target compensation is still below the market median.

         The specific components of SCANA's compensation program for executive officers are described more fully in the following paragraphs. Each component of the compensation package, including severance plans, insurance and other benefits, is considered in determining total compensation.

Base Salaries

         Executive salaries are reviewed annually by the Management Development and Corporate Performance Committee. Adjustments may be made on the basis of an assessment of individual performance, relative levels of accountability, prior experience, breadth and depth of knowledge and changes in market pay practices.

Annual Incentive Plans

         SCANA has Annual Incentive Plans for its officers and officers of its subsidiaries. The plans promote SCANA's pay-for-performance philosophy, as well as its goal of having a meaningful amount of executive pay "at-risk." Through these plans, financial incentives are provided in the form of annual cash bonuses.

         Executives eligible for these plans are assigned threshold, target and maximum bonus levels as a percentage of salary. Bonuses earned are based on the level of performance achieved. Award payouts may increase to a maximum of 1.5 times target if performance exceeds the goals established. Award payouts may decrease, generally to a minimum of one-half the target-level awards, if performance fails to meet established targets, but results are achieved at minimum or threshold levels. Awards earned based on the achievement of pre-established goals may nonetheless be decreased if the Management Development and Corporate Performance Committee determines that actual results warrant a lower payout.

         The various Annual Incentive Plans in which officers of SCANA and its subsidiaries participate place their major emphasis on achieving profitability targets, with the remaining emphasis focused upon meeting annual business objectives relating to such matters as efficiency, quality of service, customer satisfaction and progress toward SCANA's strategic objectives. These plans also allow for an adjustment of an award based upon an evaluation of individual performance. Each award may be increased or decreased by no more than 20% based on the individual performance evaluation, but in no case may an award exceed the maximum payout of 1.5 times target.

         There were no annual incentive award payouts for 2001 because SCANA did not meet profitability targets for the year.

Long-Term Equity Compensation Plan

         The potential value of long-term incentive opportunities comprises a significant portion of the total compensation package for officers and key employees. The Long-Term Equity Compensation Plan Committee believes this approach to total compensation provides the appropriate focus for those officers and other key employees who are charged with the responsibility for managing the Company and achieving success for SCANA shareholders. A portion of each executive's potential compensation consists of awards under the Long-Term Equity Compensation Plan. The committee may award to eligible employees incentive and nonqualified stock options, stock appreciation rights (either alone or in tandem with a related option), restricted stock, performance units and performance shares. Certain of these awards may be granted subject to satisfaction of specific performance goals. In 2001, two types of long-term equity compensation awards were granted: performance share awards (which made up 40% of each executive's long-term compensation award) and nonqualified stock option awards (which made up 60% of such award).

Performance Share Awards

         SCANA's performance share award feature of the Long-Term Equity Compensation Plan pays bonuses to executives based on SCANA's Total Shareholder Return ("TSR") relative to a group of peer companies over a three-year period. The purpose of performance share awards is to ensure that executives are compensated only when shareholders gain. The peer group includes 66 electric and gas utilities, none of which have annual revenues of less than $100 million.

         TSR is stock price increase over the three-year period, plus cash dividends paid during that period, divided by stock price as of the beginning of the three-year period. Comparing SCANA's TSR to the TSR of a large group of other utilities reflects SCANA's recognition that investors could have invested their funds in other utility companies and measures how well SCANA performed when compared to others operating in similar interest, tax, economic and regulatory environments.

         Based on TSR for the performance period, plan participants did not receive a payout for the 1999-2001 plan cycle.

Nonqualified Stock Option Awards

         The nonqualified stock options granted in 2001 give officers the right to purchase shares of SCANA Common Stock at the fair market value of a share on the date the options were granted, and have terms of 10 years. The options become exercisable in 33 1/3% increments on each of the first three anniversaries of the grant date. The purpose of stock options is to align compensation directly with increases in shareholder value. Accordingly, these options will be valuable to recipients only if the market price of SCANA's stock increases.

Policy with Respect to the $1 Million Deduction Limit

         Section 162(m) of the Internal Revenue Code establishes a limit on the deductibility of annual compensation for certain executive officers that exceeds $1,000,000. It is the general intention of SCANA to meet the requirements for deductibility under Section 162(m); however, SCANA reserves the right, where merited by changing business conditions or an executive's individual performance, to authorize compensation payments which may not be fully deductible by SCANA.

Compensation of Chief Executive Officer for 2001

         For 2001, Mr. Timmerman's compensation consisted of the following:

o Base salary of $676,300 derived by reference to executive pay for the market group described. This amount approximates the median base salary for the market. Mr. Timmerman's salary increase of $139,200 from $537,100 to $676,300 was based on his responsibilities as Chairman and Chief Executive Officer, external pay practices and the Management Development and
     Corporate Performance Committee's assessment of his overall performance during the preceding year. Because this determination was subjective, no one factor was assigned a particular weighting by the committee.

o Mr. Timmerman did not receive an annual incentive award payout for 2001 because SCANA did not meet profitability targets for the year.

o In 2001, Mr. Timmerman's Long-Term Equity Compensation Plan target award was set at 125% of the salary level for his position. This resulted in a target award of 20,132 performance shares for the period 2001-2003 and an award of 129,781 stock options. The amount of the award was determined by the Long-Term Equity Compensation Plan Committee based on Mr. Timmerman's salary, level of responsibility and competitive practices. Based on TSR for the performance period, Mr. Timmerman and other plan participants did not receive a performance share award payout for the 1999-2001 plan cycle.


Management Development and                    Long-Term Equity Compensation
Corporate Performance Committee               Plan Committee

H. M. Chapman*                                H. M. Chapman*
B. L. Amick                                   B. L. Amick
W. B. Bookhart, Jr.                           J. A. Bennett
W. C. Burkhardt                               W. B. Bookhart, Jr.
M. K. Sloan                                   W. C. Burkhardt
H. C. Stowe                                   E. T. Freeman
W. B. Timmerman**                             D. M. Hagood
                                              L. M. Miller
                                              M. K. Sloan
                                              H. C. Stowe
                                              G. S. York
-----------
          *       Chairman of the Committee

         ** Mr. Timmerman is a non-voting member of the Management Development and Corporate Performance Committee. He did not participate in any of its decisions concerning executive compensation.

(f)      Rights to indemnity.

        Directors and officers of SCANA and its wholly owned subsidiaries are insured under a directors and officers liability policy issued by AEGIS Insurance Services, Inc. The policy is for the period October 31, 1998 through October 31, 2002.


 ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

(1) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any political party, candidate for public office or holder of such office, or any committee or agent thereof.

    Recipient                                                  Amount
    ------------------------------------------------------------------
    ------------------------------------------------------------------

    SC HOUSE REPUBLICAN CAUCUS                                 $3,500
    SC SENATE DEMOCRATIC CAUCUS                                 3,500
    SC SENATE REPUBLICAN CAUCUS                                 3,500
    SC DEMOCRATIC LEADERSHIP COUNCIL                            1,000
    J. GRESHAM BARRETT FOR SC HOUSE                               500
    GLORIA HASKINS FOR SC HOUSE                                   500
    JOHN LAND FOR SC SENATE                                       300
    SC REPUBLICAN PARTY                                         5,000
    WILKINS MCCONNELL ROAST                                     1,000
    NATIONAL BLACK CAUCUS STATE LEGISLATORS ASSOCIATION           500
    SC LEGISLATIVE BLACK CAUCUS                                 7,000
    CONGRESSIONAL BLACK CAUCUS LEADERSHIP INSTITUTE            50,000
    JOHN W. MATTHEWS SCHOLARSHIP FUND                           1,000
    CONGRESSIONAL BLACK CAUCUS                                  3,750




SCANA and its subsidiaries have established political action committees and have incurred, in connection with the provisions of the Federal Election Campaign Act, certain costs for the administration of such committees.

(2) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any citizens group or public relations counsel.


                                                                          Account
Company Recipient                           Purpose                   Charged   Amount
------- ---------------------------------------------------------------------------------
------- ---------------------------------------------------------------------------------

SCANA   RAWLE MURDY AND ASSOCIATES          PUBLIC RELATIONS            921       27,500
SCANA   BOB MCALLISTER AND ASSOCIATES       PUBLIC RELATIONS            921       60,000
SCANA   REDDY CORPORATION                   PUBLIC RELATIONS            921       13,000
SCANA   WELTNER COMMUNICATIONS              PUBLIC RELATIONS          921,923    176,765
SCANA   DICKERSON COMMUNICATIONS            PUBLIC RELATIONS          921,923     49,225
SCANA   ADVISORY BOARDS                     CITIZENS ADVISORY GROUP     821       21,259
SCANA   SC POLICY COUNCIL                   MEMBERSHIP                  426       50,000
SCANA   ALLIANCE PARTNERSHIP                SUPPORT                     921       25,000
SCANA   CENTRAL CAROLINA ECONOMIC
           DEV. ALLIANCE                    SUPPORT                     921       25,000
SCANA   MISC - 51 ITEMS LESS THAN $10,000   COMMUNITY DEV. EDUC &
                                                      CIVIC ACTIVITY    921       80,225


ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

     Part I

                                      Serving  Receiving  Compensation         Contract         In Effect at
               Transaction            Company   Company  (in Thousands)          Date        December 31, 2001
------------------------------------------------------------------------ ----------------------------------------
------------------------------------------------------------------------ ----------------------------------------
(Note)                                 SCE&G     SCPC            $1,194         (Note)              Yes
(Note)                                 SCE&G     SEMI               677         (Note)              Yes
(Note)                                 SCE&G      SCI                 *         (Note)              Yes
(Note)                                 SCE&G     PSNC             5,916         (Note)              Yes
(Note)                                 SCE&G      PSI                 *         (Note)              Yes
(Note)                                 SCE&G     SVCI               903         (Note)              Yes
(Note)                                  SEMI     SCE&G            1,890         (Note)              Yes
(Note)                                  SEMI     SCPC                 *         (Note)              Yes
(Note)                                  PSNC     SEMI             2,452         (Note)              Yes
(Note)                                  SCPC     SCE&G              146         (Note)              Yes
(Note)                                  SCPC     SEMI                 *         (Note)              Yes
(Note)                                  SCPC     PSNC                 *         (Note)              Yes
(Note)                                  PSNC     SCE&G                *         (Note)              Yes
(Note)                                  PSI      SCE&G                *         (Note)              Yes
Palmetto Center Rent                   SCE&G      SCI               188      Jan-Dec 2001           Yes
Site leases and related operating      SCE&G      SCI                 *      Jan-Dec 2001           Yes
agreements
Site lease                             GENCO      SCI                 *    Sept - Dec 2001          Yes
Radio system usage                      SCI      SCE&G            1,042      Jan-Dec 2001           Yes
Mobile Data System                      SCI      SCE&G                *      Jan-Dec 2001           Yes
Dark fiber lease                        SCI      SCE&G            1,463      Jan-Dec 2001           Yes
Tower space rent                        SCI      SCE&G                *      Jan-Dec 2001           Yes
Tower space rent                        SCI      SCPC                 *      Jan-Dec 2001           Yes
Maintenance contract                    PSI      SCE&G            4,411  Jan 1998 - Aug 2002        Yes
Rental Facility                         SDC      SCE&G              161  Aug 2000 - Aug 2005        Yes


       * Consideration is less than $100,000.

Note: SCANA Corporation system companies have agreements with each other pursuant to which the system companies reimburse each other for the full cost of services, personnel and facilities provided by another system company.

Part II

None

Part III

None

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

None

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements                                                    Page No.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SCANA Corporation Condensed Consolidating Balance Sheet                     33
South Carolina Electric & Gas Company Condensed Consolidating
 Balance Sheet                                                              38
Public Service Company of North Carolina, Incorporated Condensed
 Consolidating Balance Sheet                                                40
SCANA Energy Marketing, Inc. Condensed Consolidating Balance Sheet          43
SCANA Corporation Condensed Consolidating Statement of Income and
 Retained Earnings                                                          44
South Carolina Electric & Gas Company Condensed Consolidating Statement
  of Income and Retained Earnings                                           49
Public Service Company of North Carolina, Incorporated Condensed
 Consolidating Statement of Income and Retained Earnings                    51
SCANA Energy Marketing, Inc. Condensed Consolidating Statement of
 Income and Retained Earnings                                               53
SCANA Corporation Consolidating Statement of Cash Flows                     54

Exhibits                                                          Page No.
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

    Exhibit A                                                        57
    Exhibit B                                                        57
    Exhibit C                                                        63
    Exhibit D                                                        66
    Exhibit E                                                        71
    Exhibit F                                                        71
    Exhibit G                                                        72
    Exhibit H                                                        72




                                SCANA CORPORATION
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)


                                                      SCANA          SOUTH CAROLINA    SOUTH CAROLINA   SOUTH CAROLINA
                                                   CORPORATION       ELECTRIC & GAS      GENERATING          FUEL
                                                  CONSOLIDATED          COMPANY        COMPANY, INC.     COMPANY, INC.
ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION        $5,263             $3,845             $174               $45

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                    284                 24                -                 -

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                    212                 78                -                 -
  OTHER CURRENT ASSETS                                 1,345                274               25                60
      TOTAL CURRENT ASSETS                             1,557                352               25                60

DEFERRED DEBITS                                          718                647               11                 -

        TOTAL                                         $7,822             $4,868             $210              $105



                                                      SCANA          SOUTH CAROLINA    SOUTH CAROLINA   SOUTH CAROLINA
                                                   CORPORATION       ELECTRIC & GAS      GENERATING          FUEL
                                                  CONSOLIDATED          COMPANY        COMPANY, INC.     COMPANY, INC.
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                              $2,194             $1,750              $42                $-
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                         106                106                -                 -
      TOTAL STOCKHOLDERS' INVESTMENT                    2,300              1,856               42                 -
PREFERRED STOCK (SUBJECT  TO PURCHASE OR
   SINKING  FUNDS)                                         10                 10                -                 -
TRUST-PREFERRED SECURITIES                                 50                 50                -                 -
LONG-TERM DEBT, NET                                     2,646              1,412               74                 -
      TOTAL CAPITALIZATION (DEFICIT)                    5,006              3,328              116                 -

CURRENT LIABILITIES                                     1,561                463               38               106

 DEFERRED CREDITS                                       1,255              1,077               56               (1)

        TOTAL                                          $7,822             $4,868             $210              $105









                                SCANA CORPORATION
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                                                                    SCG         SCANA              SCANA
                                                    SOUTH CAROLINA    PIPELINE,  DEVELOPMENT    COMMUNICATIONS,    PRIMESOUTH,
                                                    PIPELINE CORP.      INC.     CORPORATION       INC.             INC.
ASSETS


UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION       $193       $-               $-                  $-            $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                   -        -                4                 154             7

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                   7        -                -                   5             2
  OTHER CURRENT ASSETS                                 96        -                -                 666             7
      TOTAL CURRENT ASSETS                            103        -                -                 671             9

DEFERRED DEBITS                                        35        2                3                   -             -

        TOTAL                                        $331       $2               $7                $825           $16



                                                                     SCG         SCANA              SCANA
                                                 SOUTH CAROLINA    PIPELINE,  DEVELOPMENT      COMMUNICATIONS,    PRIMESOUTH,
                                                 PIPELINE CORP.      INC.     CORPORATION           INC.             INC.
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                           $111       $-               $3                $276            $4
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                      -        -                -                   -             -
    TOTAL STOCKHOLDERS' INVESTMENT                   111        -                3                 276             4
PREFERRED STOCK (SUBJECT TO  PURCHASE
   OR SINKING FUNDS)                                   -        -                -                   -             -
TRUST-PREFERRED SECURITIES                             -        -                -                   -             -
LONG-TERM DEBT, NET                                   39        -                -                   -             -
      TOTAL CAPITALIZATION (DEFICIT)                 150        -                3                 276             4

CURRENT LIABILITIES                                  154        -                4                 560            10

 DEFERRED CREDITS                                     27        2                -                (11)             2

        TOTAL                                       $331       $2               $7                $825           $16









                                SCANA CORPORATION
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)


                                                                                                     SCANA
                                                   SCANA ENERGY               SCANA               PETROLEUM
ASSETS                                           MARKETING, INC.            RESOURCES          RESOURCES, INC.


UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION         $-                   $-                    $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                   9                    -                     -

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                  35                    -                     -
  OTHER CURRENT ASSETS                                137                    1                     -
      TOTAL CURRENT ASSETS                            172                    1                     -

DEFERRED DEBITS                                         4                    -                     -

        TOTAL                                        $185                   $1                    $-




                                                                                                          SCANA
                                                        SCANA ENERGY               SCANA               PETROLEUM
CAPITALIZATION & LIABILITIES                          MARKETING, INC.            RESOURCES          RESOURCES, INC

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                                  $(25)                 $(5)                  $(1)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                              -                    -                     -
    TOTAL STOCKHOLDERS' INVESTMENT                          (25)                  (5)                   (1)
PREFERRED STOCK (SUBJECT  TO PURCHASE OR
   SINKING FUNDS)                                              -                    -                     -
TRUST-PREFERRED SECURITIES                                     -                    -                     -
LONG-TERM DEBT, NET                                            -                    -                     -
      TOTAL CAPITALIZATION (DEFICIT)                        (25)                  (5)                   (1)

CURRENT LIABILITIES                                          223                    6                     -

 DEFERRED CREDITS                                           (13)                    -                     1

        TOTAL                                               $185                   $1                    $-







                                SCANA CORPORATION
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                                        SCANA                                 SCANA
                                                       PROPANE                               PROPANE            SCANA
                                                      GAS, INC.     SERVICECARE, INC.     SERVICES, INC      CORPORATION
ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION            $-                  $-                  $-               $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                      -                   -                   -            3,675

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                      -                   2
                                                                                                   -               58
  OTHER CURRENT ASSETS                                     -                   1
                                                                                                   -               47
      TOTAL CURRENT ASSETS                                 -                   3
                                                                                                   -              105

DEFERRED DEBITS                                            -                   -
                                                                                                   -               13

        TOTAL                                             $-                  $3                  $-           $3,793



                                                          SCANA                                 SCANA
                                                         PROPANE                               PROPANE             SCANA
                                                        GAS, INC.     SERVICECARE, INC.     SERVICES, INC       CORPORATION
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                                $-                $(1)                  $-           $2,194
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                         -                   -                   -                -
    TOTAL STOCKHOLDERS' INVESTMENT                        -                 (1)
                                                                                                  -            2,194
PREFERRED STOCK (SUBJECT  TO PURCHASE OR
   SINKING FUNDS)                                         -                   -                   -                -
TRUST-PREFERRED SECURITIES                                -                   -                   -                -
LONG-TERM DEBT, NET                                       -                   -                   -
                                                                                                                 854
      TOTAL CAPITALIZATION (DEFICIT)                      -                 (1)
                                                                                                  -            3,048

CURRENT LIABILITIES                                       -                   4
                                                                                                  -              733

 DEFERRED CREDITS                                         -                   -
                                                                                                  -               12

        TOTAL                                            $-                  $3                  $-
                                                                                                              $3,793









                                SCANA CORPORATION
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                                                             PUBLIC SERVICE
                                                                           COMPANY OF NORTH
                                                              SCANA           CAROLINA,
ASSETS                                                   SERVICES, INC.      INCORPORATED         ELIMINATIONS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION           $-               $1,006                    $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION
                                                         36                   29               (3,654)

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS
                                                         12                   18                   (5)
  OTHER CURRENT ASSETS
                                                         60                  139                 (168)
      TOTAL CURRENT ASSETS
                                                         72                  157                 (173)

DEFERRED DEBITS
                                                          5                   29                  (31)

        TOTAL
                                                       $113 $1,221                            $(3,858)



                                                                                 PUBLIC SERVICE
                                                                                COMPANY OF NORTH
                                                              SCANA                CAROLINA,
                                                          SERVICES, INC           INCORPORATED          ELIMINATIONS
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                                                                                  $715
                                                                  $6                                   $(2,875)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                  -                    -                     -
    TOTAL STOCKHOLDERS' INVESTMENT
                                                                   6                  715               (2,875)
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)             -                    -                     -
TRUST-PREFERRED SECURITIES                                         -                    -                     -
LONG-TERM DEBT, NET
                                                                   2                  290                  (25)
      TOTAL CAPITALIZATION (DEFICIT)
                                                                   8                1,005               (2,900)

CURRENT LIABILITIES
                                                                 100                   86                 (926)

 DEFERRED CREDITS
                                                                   5                  130                  (32)

        TOTAL                                                                      $1,221
                                                                $113                                   $(3,858)














                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                                       SOUTH CAROLINA      SOUTH CAROLINA
                                                       ELECTRIC & GAS      ELECTRIC & GAS     SOUTH CAROLINA
                                                          COMPANY             COMPANY              FUEL
ASSETS                                                      10-K            CONSOLIDATED       COMPANY, INC.     ELIMINATIONS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION          $3,891               $3,845               $46               $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                       24                   24                 -                -

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                       78                   78                 -                -
  OTHER CURRENT ASSETS                                     322                  274                59             (11)
      TOTAL CURRENT ASSETS                                 400                  352                59             (11)

DEFERRED DEBITS                                            647                  647                 -                -

        TOTAL                                           $4,962               $4,868              $105            $(11)



                                                      SOUTH CAROLINA      SOUTH CAROLINA
                                                      ELECTRIC & GAS      ELECTRIC & GAS     SOUTH CAROLINA
                                                         COMPANY             COMPANY              FUEL
CAPITALIZATION & LIABILITIES                               10-K            CONSOLIDATED       COMPANY, INC.     ELIMINATIONS

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                 $1,750               $1,750                $-               $-
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                  106                  106                 -                -
    TOTAL STOCKHOLDERS' INVESTMENT                               1,856                1,856                 -                -
PREFERRED STOCK (SUBJECT TO PURCHASE OR
  SINKING FUNDS)                                                    10                   10                 -                -
TRUST-PREFERRED SECURITIES                                          50                   50                 -                -
LONG-TERM DEBT, NET                                              1,412                1,412                 -                -
      TOTAL CAPITALIZATION                                       3,328                3,328                 -                -

CURRENT LIABILITIES                                                558                  463               106             (11)

 DEFERRED CREDITS                                                1,076                1,077               (1)                -

        TOTAL                                                   $4,962               $4,868              $105            $(11)












                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                                                SOUTH CAROLINA
                                                                ELECTRIC & GAS     SOUTH CAROLINA
                                                                    COMPANY        ELECTRIC & GAS        SCE&G
ASSETS                                                           CONSOLIDATED          COMPANY          TRUST 1       ELIMINATIONS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                $3,845              $3,845            $-                  $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                             24                  26            51
                                                                                                                      (53)

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                             78                  78             -
                                                                                                                         -
  OTHER CURRENT ASSETS                                           274                 274             -
                                                                                                                         -
      TOTAL CURRENT ASSETS                                       352                 352             -
                                                                                                                         -

DEFERRED DEBITS                                                  647                 647             -
                                                                                                                         -

        TOTAL                                                 $4,868              $4,870           $51               $(53)



                                                                SOUTH CAROLINA
                                                                ELECTRIC & GAS     SOUTH CAROLINA
                                                                    COMPANY        ELECTRIC & GAS        SCE&G
CAPITALIZATION & LIABILITIES                                     CONSOLIDATED          COMPANY          TRUST 1        ELIMINATIONS

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                  $1,750              $1,750            $1
                                                                                                                         $(1)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                   106                 106             -                   -
    TOTAL STOCKHOLDERS' INVESTMENT                                1,856               1,856             1
                                                                                                                          (1)
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)               10                  10             -                   -
TRUST-PREFERRED SECURITIES                                           50                   -            50                   -
LONG-TERM DEBT, NET                                               1,412               1,464             -
                                                                                                                         (52)
      TOTAL CAPITALIZATION                                        3,328               3,330            51
                                                                                                                         (53)

CURRENT LIABILITIES                                                 463                 463             -                   -

 DEFERRED CREDITS                                                 1,077               1,077             -
                                                                                                                            -

        TOTAL                                                    $4,868              $4,870           $51
                                                                                                                        $(53)








             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                                                 PUBLIC SERVICE     PUBLIC SERVICE
                                                                   COMPANY OF         COMPANY OF
                                                                     NORTH               NORTH
                                                                   CAROLINA,           CAROLINA,
                                                                  INCORPORATED       INCORPORATED
                                                                      10-K           CONSOLIDATED        RECLASSIFICATIONS

ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                             $1,006              $1,006                      $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                          29                  29                       -

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                          20                  18
                                                                                                      2
  OTHER CURRENT ASSETS                                                        137                 139                     (2)
      TOTAL CURRENT ASSETS                                                    157                 157                       -

DEFERRED DEBITS                                                                29                  29                       -

        TOTAL                                                              $1,221              $1,221                      $-





                                                                 PUBLIC SERVICE     PUBLIC SERVICE
                                                                   COMPANY OF         COMPANY OF
                                                                     NORTH               NORTH
                                                                   CAROLINA,           CAROLINA,
                                                                  INCORPORATED       INCORPORATED
                                                                      10-K           CONSOLIDATED        RECLASSIFICATIONS

CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                              $715                $715                      $-
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                                            715                 715                       -
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)
TRUST-PREFERRED SECURITIES
LONG-TERM DEBT, NET                                                           290                 290                       -
      TOTAL CAPITALIZATION                                                  1,005               1,005                       -

CURRENT LIABILITIES                                                            86                  86                       -

 DEFERRED CREDITS                                                             130                 130                       -

        TOTAL                                                              $1,221              $1,221                      $-








             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                                                PUBLIC SERVICE
                                                                  COMPANY OF      PUBLIC SERVICE
                                                                     NORTH          COMPANY OF
                                                                   CAROLINA,           NORTH
                                                                 INCORPORATED        CAROLINA,           BLUE
                                                                 CONSOLIDATED      INCORPORATED          RIDGE


ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                            $1,006            $1,006                $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                         29                25                 9

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                         18                18                 -
  OTHER CURRENT ASSETS                                                       139               139                 -
      TOTAL CURRENT ASSETS                                                   157               157                 -

DEFERRED DEBITS                                                               29                29                 -

        TOTAL                                                             $1,221            $1,217                $9


                                                                PUBLIC SERVICE
                                                                  COMPANY OF      PUBLIC SERVICE
                                                                     NORTH          COMPANY OF
                                                                   CAROLINA,           NORTH
                                                                 INCORPORATED        CAROLINA,           BLUE
                                                                 CONSOLIDATED      INCORPORATED          RIDGE


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                             $715              $715                $3
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                              -                 -                 -
    TOTAL STOCKHOLDERS' INVESTMENT                                           715               715                 3
PREFERRED STOCK (SUBJECT  TO PURCHASE OR SINKING FUNDS)                        -                 -                 -
TRUST-PREFERRED SECURITIES                                                     -                 -                 -
LONG-TERM DEBT, NET                                                          290               290
      TOTAL CAPITALIZATION                                                 1,005             1,005                 3

CURRENT LIABILITIES                                                           86                82                 6

 DEFERRED CREDITS                                                            130               130                 -

        TOTAL                                                             $1,221            $1,217                $9











             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                                                      CLEAN             PSNC
                                                                     ENERGY           CARDINAL         ELIMINATIONS






ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                                 $-                $-                  $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                           -                20
                                                                                                                   (25)

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                           -                 -
                                                                                                                      -
  OTHER CURRENT ASSETS                                                          -                 -
                                                                                                                      -
      TOTAL CURRENT ASSETS                                                      -                 -                   -

DEFERRED DEBITS                                                                 -                 -
                                                                                                                      -

        TOTAL                                                                  $-               $20               $(25)



                                                                      CLEAN             PSNC
                                                                     ENERGY           CARDINAL             ELIMINATIONS


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                                $7                $5               $(15)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                               -                 -                   -
    TOTAL STOCKHOLDERS' INVESTMENT                                              7                 5                (15)
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)                          -                 -                   -
TRUST-PREFERRED SECURITIES                                                      -                 -                   -
LONG-TERM DEBT, NET
                                                                                                                      -
      TOTAL CAPITALIZATION                                                      7                 5                (15)

CURRENT LIABILITIES                                                           (7)                15
                                                                                                                   (10)

 DEFERRED CREDITS                                                               -                 -
                                                                                                                      -

        TOTAL                                                                  $-               $20               $(25)











                                                     SCANA ENERGY MARKETING, INC.
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                                 FOR THE YEAR ENDED DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                                             SCANA
                                                             ENERGY           SCANA                        SCANA
                                                           MARKETING,        ENERGY           PSNC         ENERGY
                                                              INC.         MARKETING,      PRODUCTION     TRADING,
                                                          CONSOLIDATED        INC.         CORPORATION      LLC      ELIMINATIONS

ASSETS:

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION

OTHER PROPERTY AND INVESTMENTS, NET OF
   ACCUMULATED DEPRECIATION                                            9              12               1          -             (4)

CURRENT ASSETS:
CASH AND TEMPORARY CASH INVESTMENTS                                   35              14              21          -               -
OTHER CURRENT ASSETS                                                 137             130               7          2             (2)
  TOTAL CURRENT ASSETS                                               172             144              28          2             (2)

DEFERRED DEBITS                                                        4               4               -          -               -

  TOTAL                                                              185             160              29          2             (6)

CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMUNITY EQUITY                                                  (25)            (27)               6          -             (4)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
    SINKING FUNDS)
  TOTAL STOCKHOLDERS' INVESTMENT                                    (25)            (27)               6          -             (4)
  PREFERRED STOCK (SUBJECT TO PURCHASE OR
    SINKING FUNDS
  TRUST PREFERRED SECURITIES
  LONG-TERM DEBT, NET
  TOTAL CAPITALIZATION                                              (25)            (27)               6          -             (4)

CURRENT LIABILITIES                                                  223             201              22          2             (2)

DEFERRED CREDITS                                                    (13)            (14)               1          -               -

  TOTAL                                                              185             160              29          2             (6)




                                SCANA CORPORATION
        CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)


                                                                            SOUTH CAROLINA
                                                              SCANA         ELECTRIC & GAS      SOUTH CAROLINA      SOUTH CAROLINA
                                                           CORPORATION          COMPANY           GENERATING             FUEL
                                                          CONSOLIDATED       CONSOLIDATED        COMPANY, INC.       COMPANY, INC.

OPERATING REVENUES                                          $3,541              $1,715                 $96                $212

OPERATING EXPENSES:
  OPERATING EXPENSES                                         2,699               1,124                  74                 209
  DEPRECIATION AND AMORTIZATION                                224                 163                   8                   -
    TOTAL OPERATING EXPENSES                                 2,923               1,287                  82                 209

OPERATING INCOME                                               528                 428                  14                   3

OTHER INCOME                                                   550                  30                   -                   -

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                        1,078                 458                  14                   3

INTEREST CHARGES, NET                                          223                 109                   6                   3

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                               855                 349                   8                   -

INCOME TAXES                                                   305                 123                   3                   -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                          550                 226                   5                   -

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                             4                   4                   -                   -

PREFERRED STOCK CASH DIVIDENDS                                 (7)                 (7)                   -                   -

NET INCOME                                                    $539                $215                  $5                  $-

RETAINED EARNINGS (ACCUMULATED DEFICIT)
  AT BEGINNING OF YEAR                                        $850                $649                 $20                  $-
COMMON STOCK CASH DIVIDENDS DECLARED                         (125)               (155)                 (4)                   -
OTHER                                                            -                   -                   -                   -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
  AT END OF YEAR                                             1,264                 709                  21                  $-

EARNINGS AVAILABLE FOR COMMON STOCK                            539                   -                   -                   -
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING                                     104.729                   -                   -                   -
EARNINGS PER SHARE OF COMMON STOCK                            5.15                   -                   -                   -






                                SCANA CORPORATION
        CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                              SOUTH CAROLINA        SCG         SCANA             SCANA
                                              PIPELINE CORP.     PIPELINE,   DEVELOPMENT     COMMUNICATIONS,     PRIMESOUTH, INC.
                                               CONSOLIDATED        INC.      CORPORATION           INC.            CONSOLIDATED



OPERATING REVENUES                              $478          $-             $-                   $-                 $-

OPERATING EXPENSES:
  OPERATING EXPENSES                             455           -              -                    -                  -
  DEPRECIATION AND AMORTIZATION                    7           -              -                    -                  -
    TOTAL OPERATING EXPENSES                     462           -              -                    -                  -

OPERATING INCOME                                  16           -              -                    -                  -

OTHER INCOME                                       1           -              -                  514                  3

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS             17           -              -                  514                  3

INTEREST CHARGES, NET                              6           -              -                   24                  1

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                  11           -              -                  490                  2

INCOME TAXES                                       5           -              -                  171                  -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                              6           -              -                  319                  2

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                               -           -              -                    -                  -

PREFERRED STOCK CASH DIVIDENDS                     -           -              -                    -                  -

NET INCOME                                        $6           -             $-                 $319                 $2

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                          $54           -           $(1)                   $9               $(8)
COMMON STOCK CASH DIVIDENDS DECLARED             (5)           -              -                    -                  -
OTHER                                              -           -              -                    -                  -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                 55           -            (1)                  328                (6)






                                SCANA CORPORATION
        CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                                                                                   SCANA
                                                         SCANA ENERGY           SCANA            PETROLEUM         SCANA PROPANE
                                                        MARKETING INC.        RESOURCES       RESOURCES, INC.        GAS, INC.


OPERATING REVENUES                                     $1,067                  $-                 $-                   $-

OPERATING EXPENSES:
  OPERATING EXPENSES                                    1,043                   -                  -                    -
  DEPRECIATION AND AMORTIZATION                             2                   -                  -                    -
    TOTAL OPERATING EXPENSES                            1,045                   -                  -                    -

OPERATING INCOME                                           22                   -                  -                    -

OTHER INCOME                                                3                 (8)                  -                    -

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                      25                 (8)                  -                    -

INTEREST CHARGES, NET                                       9                   -                  -                    -

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                           16                 (8)                  -                    -

INCOME TAXES                                                6                 (3)                  -                    -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                      10                 (5)                  -                    -

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                        -                   -                  -                    -

PREFERRED STOCK CASH DIVIDENDS                              -                   -                  -                    -

NET INCOME                                                $10                $(5)                 $-                   $-

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                 $(69)                $(3)              $(94)                $(11)
COMMON STOCK CASH DIVIDENDS DECLARED                        -                   -                  -                    -
OTHER                                                       -                   3                  -                    -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                        (59)                 (5)               (94)                 (11)








                                SCANA CORPORATION
        CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)


                                                                             SCANA PROPANE           SCANA               SCANA
                                                       SERVICECARE, INC.     STORAGE, INC.        CORPORATION       SERVICES, INC.


OPERATING REVENUES                                          $-                  $-                  $-                $263

OPERATING EXPENSES:
  OPERATING EXPENSES                                         -                   -                   -                 256
  DEPRECIATION AND AMORTIZATION
    TOTAL OPERATING EXPENSES                                 -                   -                   -                 258

OPERATING INCOME                                             -                   -                   -                   5

OTHER INCOME                                                 9                   -                 604                 (3)

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                        9                   -                 604                   2

INTEREST CHARGES, NET                                        -                   -                  87                   2

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                             9                   -                 517                   -

INCOME TAXES                                                 4                   -                (22)                   -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                        5                   -                 539                   -

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                         -                   -                   -                   -

PREFERRED STOCK CASH DIVIDENDS                               -                   -                   -                   -

NET INCOME                                                  $5                  $-                $539                  $-

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                  $(10)                  $-                $850                  $-
COMMON STOCK CASH DIVIDENDS DECLARED                         -                   -               (125)                   -
OTHER                                                        -                   -                   -                   -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
  AT END OF YEAR                                           (5)                   -               1,264                   -








                                SCANA CORPORATION
        CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                 PUBLIC SERVICE
                                COMPANY OF NORTH
                                                          CAROLINA, INCORPORATED           ELIMINATIONS


OPERATING REVENUES                                             $453                     $833

OPERATING EXPENSES:
  OPERATING EXPENSES                                            361                    (823)
  DEPRECIATION AND AMORTIZATION                                  43                      (1)
    TOTAL OPERATING EXPENSES                                    404                    (824)

OPERATING INCOME                                                 49                      (9)

OTHER INCOME                                                      6                    (609)

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                            55                    (618)

INTEREST CHARGES, NET                                            22                     (46)

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                 33                    (572)

INCOME TAXES                                                     18                        -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                            15                    (572)

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                              -                        -

PREFERRED STOCK CASH DIVIDENDS                                    -                        -

NET INCOME                                                      $15                   $(572)

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                          $9                   $(545)
COMMON STOCK CASH DIVIDENDS DECLARED                           (15)                      179
OTHER                                                             -                      (3)
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                                $9                   $(941)






                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
        CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)


                                                     SOUTH CAROLINA      SOUTH CAROLINA
                                                     ELECTRIC & GAS      ELECTRIC & GAS      SOUTH CAROLINA
                                                         COMPANY             COMPANY              FUEL
                                                          10-K         CONSOLIDATED           COMPANY, INC.       ELIMINATIONS


OPERATING REVENUES                                       $1,715              $1,715                $212              $(212)

OPERATING EXPENSES:
  OPERATING EXPENSES                                      1,124               1,124                 208               (208)
  DEPRECIATION AND AMORTIZATION                             163                 163
    TOTAL OPERATING EXPENSES                              1,287               1,287                 208               (208)

OPERATING INCOME                                            428                 428                   3                 (3)

OTHER INCOME                                                 30                  30                   -                   -

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                       458                 458                   3                 (3)

INTEREST CHARGES, NET                                       109                 109                   3                 (3)

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                            349                 349                   -                   -

INCOME TAXES                                                123                 123                   -                   -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                       226                 226                   -                   -

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                          4                   4                   -                   -

PREFERRED STOCK CASH DIVIDENDS                                7                   7                   -                   -

NET INCOME                                                  215                 215                  $-                  $-

RETAINED EARNINGS AT BEGINNING OF YEAR                     $649                $649                   -                   -
COMMON STOCK CASH DIVIDENDS DECLARED                      (155)               (155)                   -                   -
OTHER                                                         -                   -                   -                   -
RETAINED EARNINGS AT END OF YEAR                            709                 709                  $-                  $-












                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
        CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                                     SOUTH CAROLINA
                                                     ELECTRIC & GAS      SOUTH CAROLINA
                                                         COMPANY         ELECTRIC & GAS           SCE&G
                                                      CONSOLIDATED           COMPANY             TRUST 1          ELIMINATIONS



OPERATING REVENUES                                     $1,715              $1,715                  $-                  $-

OPERATING EXPENSES:
  OPERATING EXPENSES                                    1,124               1,124                   -                   -
  DEPRECIATION AND AMORTIZATION                           163                 163                   -                   -
    TOTAL OPERATING EXPENSES                            1,287               1,287                   -                   -

OPERATING INCOME                                          428                 428                   -                   -

OTHER INCOME                                               30                  31                   4                 (5)

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                     458                 459                   4                 (5)

INTEREST CHARGES, NET                                     109                 114                   -                 (5)

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                          349                 345                   4                   -

INCOME TAXES                                              123                 123                   -                   -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                     226                 222                   4                   -

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                        4                   -                   4                   -

PREFERRED STOCK CASH DIVIDENDS                              7                   7                   -                   -

NET INCOME                                               $215                $215                  $-                   -

RETAINED EARNINGS AT BEGINNING OF YEAR                   $649                   -                  $-                   -
COMMON STOCK CASH DIVIDENDS DECLARED                    (155)                   -                   -                   -
OTHER                                                       -                   -                   -                   -
RETAINED EARNINGS AT END OF YEAR                          709                   -                  $-                  $-














             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
        CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                                           10-K
                                                      PUBLIC SERVICE
                                                        COMPANY OF       PUBLIC SERVICE
                                                          NORTH            COMPANY OF
                                                        CAROLINA,             NORTH
                                                       INCORPORATED         CAROLINA,            BLUE             PSNC
                                                       CONSOLIDATED       INCORPORATED          RIDGE          PRODUCTION

OPERATING REVENUES                                        $453                $453               $-               $-

OPERATING EXPENSES:
  OPERATING EXPENSES                                       361                 361                -                -
  DEPRECIATION AND AMORTIZATION                             43                  43                -                -
    TOTAL OPERATING EXPENSES                               404                 404                -                -

OPERATING INCOME                                            49                  49                -                -

OTHER INCOME                                                 6                   1                2                -

INCOME BEFORE INTEREST CHARGES AND
  INCOME TAXES                                              55                  50                2                -

INTEREST CHARGES, NET                                       22                  22                -                -

INCOME BEFORE INCOME TAXES                                  33                  28                2                -

INCOME TAXES                                                18                  16                1                -


NET INCOME                                                 $15                 $12               $1               $-

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                     $9                  $9               $2               $6
COMMON STOCK CASH DIVIDENDS DECLARED                      (15)                (15)                -                -
OTHER                                                        -                   -                -              (6)
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                           $9                   9                3                -









             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
        CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                                          SONAT               CLEAN               PSNC
                                                     PUBLIC SERVICE          ENERGY             CARDINAL          ELIMINATIONS


OPERATING REVENUES                                                  $-                  $-                  $-                  $-

OPERATING EXPENSES:
  OPERATING EXPENSES                                                 -                   -                   -                   -
  DEPRECIATION AND AMORTIZATION                                      -                   -                   -                   -
    TOTAL OPERATING EXPENSES                                         -                   -                   -                   -

OPERATING INCOME                                                     -                   -                   -                   -

OTHER INCOME                                                         -                   -                   3                   -

INCOME BEFORE INTEREST CHARGES
 AND INCOME  TAXES                                                   -                   -                   3                   -

INTEREST CHARGES, NET                                                -                   -                   -                   -


INCOME BEFORE INCOME TAXES                                           -                   -                   3                   -

INCOME TAXES                                                         -                   -                   1                   -

NET INCOME                                                          $-                  $-                  $2                  $-

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                             $8                  $7                  $3                  $3
COMMON STOCK CASH DIVIDENDS DECLARED                                 -                   -                   -                (26)
OTHER                                                              (8)                   -                   -                  14
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                                   $-                  $7                  $5               $(15)















                                                     SCANA ENERGY MARKETING, INC.
        CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2001
                                                         (MILLIONS OF DOLLARS)

                                                             SCANA
                                                             ENERGY           SCANA                        SCANA
                                                           MARKETING,        ENERGY           PSNC         ENERGY
                                                              INC.         MARKETING,      PRODUCTION     TRADING,
                                                          CONSOLIDATED        INC.         CORPORATION      LLC      ELIMINATIONS


OPERATING REVENUES                                        1,067             810             150        107               -

OPERATING EXPENSES:
  OPERATING EXPENSES                                      1,043             795             147        101               -
  DEPRECIATION AND AMORTIZATION                               2               2               -          -               -
    TOTAL OPERATING EXPENSES                              1,045             797             147        101               -

OPERATING INCOME                                             22              13               3          6               -

OTHER INCOME                                                  3               2               -          1               -

INCOME BEFORE INTEREST CHARGES
 AND INCOME  TAXES                                           25              15               3          7               -

INTEREST CHARGES, NET                                         9               9               -          -               -


INCOME BEFORE INCOME TAXES                                   16               6               3          7               -

INCOME TAXES                                                  6               2               1          3               -

NET INCOME                                                   10               4               2          4               -

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                    (69)            (69)               4        (4)               -
COMMON STOCK CASH DIVIDENDS DECLARED                          -               -               -          -               -
OTHER                                                         -               -               -          -               -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                          (59)            (65)               6          -               -











             SCANA CORPORATION
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001                                                      SOUTH           PUBLIC SERVICE
                                                                      SCANA             CAROLINA            COMPANY OF
                                                                   CORPORATION       ELECTRIC & GAS      NORTH CAROLINA,
                                                                 UNCONSOLIDATED          COMPANY           INCORPORATED
(Millions of dollars)

Cash Flows From Operating Activities:
Net income                                                           $539               $222                   $15
Adjustments to reconcile net income to net cash provided
from
  operating activities:
    Depreciation and amortization                                       -                165                    50
    Amortization of nuclear fuel                                        -                 16                     -
    Gain on sale of assets and investments                          (570)                (4)                     3
    Impairment of investments                                          15                  -                     -
    Hedging activities                                                  -                  -                     -
    Allowance for funds used during construction                        -               (22)                     -
    Over (under) collection, fuel adjustment clause                     -                (3)                    23
    Changes in certain assets and liabilities:
         (Increase) decrease in receivables                           (6)                 71                    54
         (Increase) decrease in pension asset                           -               (43)                     -
         (Increase) decrease in other regulatory assets                 -                  1                     1
         (Increase) decrease inventories                                -               (13)                  (15)
         Increase (decrease) in deferred income taxes, net           (68)                 27                     3
         Increase (decrease) in postretirement benefits                 -                  9                     -
         Increase (decrease) in other regulatory liabilities            -                 22                     -
         Increase (decrease) in accounts payable                        -                 16                  (68)
         Increase (decrease) in taxes accrued                           -                 29                     -
   Other, net                                                         (5)               (32)                    14
-------------------------------------------------------------- ----------- ------------------ ---------------------
Net Cash Provided From Operating Activities                          (95)                461                    80
-------------------------------------------------------------- ----------- ------------------ ---------------------

Cash Flows From Investing Activities:
  Utility property additions and construction expenditures,
net of
      AFC                                                                        -              (427)                  (75)
  Purchase of nonutility property                                       -                (2)                     -
  Proceeds from sale of assets                                          -                  3                     1
  (Increase) decrease in investments                                   82                (7)                     -
  (Increase) decrease in affiliate receivables                      (168)                 33                     3
  Dividend payments - common stock of subsidiaries                    187              (157)                  (18)
-------------------------------------------------------------- ----------- ------------------ ---------------------
Net Cash Used For Investing Activities                                101              (557)                  (89)
-------------------------------------------------------------- ----------- ------------------ ---------------------

Cash Flows From Financing Activities:
    Proceeds:
        Issuance of First Mortgage Bonds                                -                149                     -
        Issuance of bank notes and loans                              500                  -                   148
        Swap settlement                                                 6                  -                     -
    Repayment and repurchases:
        Bank notes and loans                                        (300)                (5)                   (4)
    Dividend payments:
        Common Stock                                                (123)                  -                     -
        Preferred stock                                                 -                (7)                     -
    Short-term borrowings, net                                       (85)               (23)                 (125)
-------------------------------------------------------------- ----------- ------------------ ---------------------
Net Cash Provided From (Used For) Financing Activities                (2)                114                    19
-------------------------------------------------------------- ----------- ------------------ ---------------------
Net Increase (Decrease) in Cash and Temporary Cash
  Investments                                                           4                 18                    10
Cash and Temporary Cash Investments, January 1                         54                 60                     8
-------------------------------------------------------------- ----------- ------------------ ---------------------
Cash and Temporary Cash Investments, December 31                      $58                $78                   $18
============================================================== =========== ================== =====================








             SCANA CORPORATION
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001                                                ALL OTHERS           SCANA
                                                               SCANA SERVICES,          AND           CORPORATION
                                                                     INC.          ELIMINATIONS      CONSOLIDATED
(Millions of dollars)

Cash Flows From Operating Activities:
Net income                                                              $-           $(237)               $539
Adjustments to reconcile net income to net cash provided
from
  operating activities:
    Depreciation and amortization                                        2               19                236
    Amortization of nuclear fuel                                         -                -                 16
    Gain on sale of assets and investments                               -               13              (558)
    Impairment of investments                                            -               47                 62
    Hedging activities                                                   -             (65)               (65)
    Allowance for funds used during construction                         -              (4)               (26)
    Over (under) collection, fuel adjustment clause                      -                -                 20
    Changes in certain assets and liabilities:
         (Increase) decrease in receivables                           (11)              154                262
         (Increase) decrease in pension asset                            -                -               (43)
         (Increase) decrease in other regulatory assets                  -              (5)                (3)
         (Increase) decrease inventories                                 -             (25)               (53)
         Increase (decrease) in deferred income taxes, net               2              225                189
         Increase (decrease) in postretirement benefits                  -                -                  9
         Increase (decrease) in other regulatory liabilities             -                -                 22
         Increase (decrease) in accounts payable                        10             (77)              (119)
         Increase (decrease) in taxes accrued                            -              (1)                 28
   Other, net                                                            3                -               (20)
------------------------------------------------------------- ------------- ---------------- ------------------
Net Cash Provided From Operating Activities                              6               44                496
------------------------------------------------------------- ------------- ---------------- ------------------

Cash Flows From Investing Activities:
  Utility property additions and construction expenditures,
net of
      AFC                                                                -             (21)              (523)
  Purchase of nonutility property                                      (7)             (16)               (25)
  Proceeds from sale of assets                                           -               24                 28
  (Increase) decrease in investments                                     -            (121)               (46)
  (Increase) decrease in affiliate receivables                           -              132                  -
  Dividend payments - common stock of subsidiaries                       -             (12)                  -
------------------------------------------------------------- ------------- ---------------- ------------------
Net Cash Used For Investing Activities                                 (7)             (14)              (566)
------------------------------------------------------------- ------------- ---------------- ------------------

Cash Flows From Financing Activities:
    Proceeds:
        Issuance of First Mortgage Bonds                                 -                -                149
        Issuance of bank notes and loans                                 -                -                648
        Swap settlement                                                  -                -                  6
    Repayment and repurchases:                                           -                -                  -
        Bank notes and loans                                           (1)              (7)              (317)
    Dividend payments:
        Common Stock                                                     -                -              (123)
        Preferred stock                                                  -                -                (7)
    Short-term borrowings, net                                           -                -              (233)
------------------------------------------------------------- ------------- ---------------- ------------------
Net Cash Provided From (Used For) Financing Activities                 (1)              (7)                123
------------------------------------------------------------- ------------- ---------------- ------------------
Net Increase (Decrease) in Cash and Temporary Cash
  Investments                                                          (2)               23                 53
Cash and Temporary Cash Investments, January 1                           9               28                159
------------------------------------------------------------- ------------- ---------------- ------------------
Cash and Temporary Cash Investments, December 31                        $7              $51               $212
============================================================= ============= ================ ==================


                                    SIGNATURE

         Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to related only to matters having reference to such company or its subsidiaries.


                                            SCANA CORPORATION


                                s/Mark R. Cannon

                               By:  Mark R. Cannon, Controller
                               ------------------------------------------------





Date:    April 29, 2002
      ------------------------------

EXHIBIT A

         Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001 for SCANA Corporation (filed March 27, 2002 as Form 10-K and incorporated by reference herein).

         Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001 for South Carolina Electric & Gas Company (filed March 27, 2002 as Form 10-K and incorporated by reference herein).

         Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001 for Public Service Company of North Carolina, Incorporated (filed March 27, 2002 as Form 10-K and incorporated by reference herein)

EXHIBIT B

   B-1 Restated Articles of Incorporation of SCANA as adopted on April 26, 1989 (Filed as Exhibit 3-A to Registration Statement No. 33-49145 and incorporated by reference herein)

   B-2      Articles of Amendment of SCANA, dated April 27, 1995 (Filed as
            Exhibit 4-B to Registration
            Statement No. 33-62421 and incorporated by reference herein)

   B-3 By-Laws of SCANA as revised and amended on December 13, 2000 (Filed as Exhibit 3.22 to Form 10-K for the year ended December 31, 2000 and incorporated by reference herein)

   B-4 Restated Articles of Incorporation of SCE&G, as adopted on December 15, 1993 (Filed as Exhibit 3.01 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-5 Articles of Amendment of SCE&G, dated June 7, 1994 and filed June 9, 1994 (Filed as Exhibit 3.02 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-6      Articles of Amendment of SCE&G, dated November 9, 1994 (Filed as
            Exhibit 3.03 to Registration
            Statement No. 333-86387 and incorporated by reference herein)

   B-7      Articles of Amendment of SCE&G, dated December 9, 1994 (Filed as
            Exhibit 3.04 to Registration
            Statement No. 333-86387 and incorporated by reference herein)

   B-8      Articles of Correction of SCE&G, dated January 17, 1995 (Filed as
            Exhibit 3.05 to Registration
            Statement No.  333-86387 and incorporated by reference herein)

   B-9      Articles of Amendment of SCE&G, dated January  13, 1995 (Filed as
            Exhibit 3.06 to Registration
            Statement No. 333-86387 and incorporated by reference herein)

   B-10     Articles of Amendment of SCE&G, dated March 30, 1995 (Filed as
            Exhibit 3.07 to Registration
            Statement No. 333-86387 and incorporated by reference herein)

   B-11 Articles of Correction of SCE&G - Amendment to Statement filed March 30, 1995, dated December 13, 1995 (Filed as Exhibit 3.08 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-12     Articles of Amendment of SCE&G, dated December 13, 1995 (Filed as
            Exhibit 3.09 to Registration
            Statement No. 333-86387 and incorporated by reference herein)

   B-13     Articles of Amendment of SCE&G, dated February 18, 1997 (Filed as
            Exhibit 3-L to Registration
            Statement No. 333-24919 and incorporated by reference herein)

   B-14     Articles of Amendment of SCE&G, dated February 21, 1997 (Filed as
            Exhibit 3.11 to Registration
            Statement No. 333-86387 and incorporated by reference herein)

   B-15     Articles of Amendment of SCE&G, dated April 22, 1997 (Filed as
            Exhibit 3.12 to Registration Statement
            No. 333-86387 and incorporated by reference herein)

   B-16     Articles of Amendment of SCE&G, dated April 9, 1998 (Filed as
            Exhibit 3.13 to Registration Statement
            No. 333-86387 and incorporated by reference herein)

   B-17     Articles of Amendment of SCE&G, dated May 19, 1999 (Filed as Exhibit
            3.01 to Registration Statement
            No. 333-49960 and incorporated by reference herein)

   B-18     Articles of Amendment of SCE&G, dated August 13, 1999 (Filed as
            Exhibit 3.02 to Registration Statement
            No. 333-49960 and incorporated by reference herein)

   B-19     Articles of Amendment of SCE&G, dated March 1, 2000 (Filed as
            Exhibit 3.03 to Registration Statement
            No. 333-49960 and incorporated by reference herein)

   B-20 By-Laws of SCE&G as amended and adopted on February 22, 2001 (Filed as Exhibit 3.23 to Form 10-K for the year ended December 31, 2000 and incorporated by reference herein)

   B-21 Articles of Incorporation of PSNC (formerly New Sub II, Inc.) dated February 12, 1999 (Filed as Exhibit 3.01 to Registration Statement No. 333-45206 and incorporated by reference herein)

   B-22 Articles of Amendment of PSNC (formerly New Sub II, Inc.) as adopted on February 10, 2000 (Filed as Exhibit 3.02 to Registration Statement No. 333-45206 and incorporated by reference herein)

   B-23     Articles of Correction of PSNC dated February 11, 2000 (Filed as
           Exhibit 3.03 to Registration
            Statement  No. 333-45206 and incorporated by reference herein)

   B-24 By-Laws of PSNC as revised and amended on February 22, 2001 (Filed as Exhibit 3.24 to Form 10-K for the year ended December 31, 2000 and incorporated by reference herein)

   B-25 By-Laws of GENCO as amended and restated on February 22, 2001 (Filed as Exhibit B-25 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-26 By-Laws of SCFC as amended and restated on February 22, 2001 (Filed as Exhibit B-26 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-27 By-Laws of SCPC as amended and restated on February 22, 2001 (Filed as Exhibit B-27 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-28 By-Laws of SEMI as amended and restated on February 22, 2001 (Filed as Exhibit B-28 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-29 By-Laws of SCANA Services, Inc. as amended and restated on February 22, 2001 (Filed as Exhibit B-29 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-30 By-Laws of SCI as amended and restated on February 22, 2001 (Filed as Exhibit B-30 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-31 By-Laws of PSI as amended and restated on February 22, 2001 (Filed as Exhibit B-31 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-32 Articles of Incorporation of Palmark, Inc., as adopted on March 10, 1995 (Filed herewith)

   B-33 By-Laws of Palmark, Inc., as amended and restated on February 22, 2001 (Filed as Exhibit B-32 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-34 By-Laws of SR as amended and restated on February 22, 2001 (Filed as Exhibit B-33 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-35 By-Laws of ServiceCare, Inc. as amended and restated on February 22, 2001 (Filed as Exhibit B-34 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-36 By-Laws of SDC as amended and restated on February 22, 2001 (Filed as Exhibit B-35 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-37 Articles of Incorporation of SDC (formerly Energy Subsidiary, Inc.) dated November 15, 1968 (Filed under cover of Form SE as Exhibit B-36 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-38 Articles of Amendment of SDC, dated December 10, 1984 (Filed under cover of Form SE as Exhibit B-37 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-39 Articles of Amendment of SDC, dated August 26, 1993 (Filed under cover of Form SE as Exhibit B-38 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-40 Articles of Incorporation of ServiceCare, Inc., dated September 20, 1994 (Filed under cover of Form SE as Exhibit B-39 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-41 Articles of Incorporation of SEMI (formerly Carotane, Inc.), dated August 22, 1977 (Filed under cover of Form SE as Exhibit B-40 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-42 Articles of Incorporation of SEMI, dated June 30, 1987 (Filed under cover of Form SE as Exhibit B-41 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-43 Articles of Amendment of SEMI, dated September 19, 1988 (Filed under cover of Form SE as Exhibit B-42 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-44 Articles of Merger of SEMI, dated March 1, 1988 (Filed under cover of Form SE as Exhibit B-43 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-45 Articles of Merger of SEMI, dated December 22, 1989 (Filed under cover of Form SE as Exhibit B-44 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-46 Articles of Amendment of SEMI, dated December 13, 1995 (Filed under cover of Form SE as Exhibit B-45 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-47 Articles of Incorporation of SCANA Services, Inc. (formerly SCANA Service Company), dated December 14, 1999 (Filed under cover of Form SE as Exhibit B-46 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-48 Articles of Amendment of SCANA Services, Inc., dated February 23, 2000 (Filed under cover of Form SE as Exhibit B-47 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
   B-49 Articles of Incorporation of GENCO, dated October 1, 1984 (Filed under cover of Form SE as Exhibit B-48 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-50 Articles of Incorporation of SCI (formerly MPX Systems, Inc.), dated October 1, 1984 (Filed under cover of Form SE as Exhibit B-49 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein )

   B-51 Articles of Amendment of SCI, dated May 1, 1996 (Filed under cover of Form SE as Exhibit B-50 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-52 Articles of Incorporation of PSI, dated August 25, 1986 (Filed under cover of Form SE as Exhibit B-51 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-53 Restated Articles of Incorporation of PSI, dated February 5, 1990 (Filed under cover of Form SE as Exhibit B-52 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-54 Articles of Incorporation of SCPC (formerly CPC, Inc.), dated September 9, 1977 (Filed under cover of Form SE as Exhibit B-53 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-55 Articles of Amendment of SCPC, dated November 9, 1977 (Filed under cover of Form SE as Exhibit B-54 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-56 Articles of Amendment of SCPC, dated May 27, 1982 (Filed under cover of Form SE as Exhibit B-55 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-57 Articles of Amendment of SCPC, dated December 10, 1984 (Filed under cover of Form SE as Exhibit B-56 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-58 Articles of Merger of SCPC, dated March 1, 1988 (Filed under cover of Form SE as Exhibit B-57 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-59 Articles of Merger of SCPC, dated December 17, 1997 (Filed under cover of Form SE as Exhibit B-58 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-60 Articles of Incorporation of SCFC, dated August 18, 1987 (Filed under cover of Form SE as Exhibit B-59 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-61 Articles of Incorporation of SR (formerly SCANA Capital Resources, Inc.), dated September 8, 1987 (Filed under cover of Form SE as Exhibit B-60 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-62 Articles of Amendment of SR, dated June 23, 1995 (Filed under cover of Form SE as Exhibit B-61 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-63 Articles of Incorporation of PSNC Cardinal Pipeline Company, dated December 1, 1995 (Filed under cover of Form SE as Exhibit B-62 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-64 By-Laws of PSNC Cardinal Pipeline Company as of December 1, 1995 (Filed under cover of Form SE as Exhibit B-63 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-65 Articles of Amendment of Clean Energy Enterprises, Inc. (formerly Tar Heel Energy Corporation), dated January 14, 1991 (Filed under cover of Form SE as Exhibit B-64 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-66 Articles of Amendment of Clean Energy Enterprises, Inc., dated December 30, 1994 (Filed under cover of Form SE as Exhibit B-65 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-67 By-Laws of Clean Energy Enterprises, Inc. (formerly Tar Heel Energy Corporation) as amended and restated as of February 1, 1991 (Filed under cover of Form SE as Exhibit B-66 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-68 Articles of Incorporation of PSNC Blue Ridge Corporation, dated August 31, 1992 (Filed under cover of Form SE as Exhibit B-67 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-69 By-Laws of PSNC Blue Ridge Corporation as of September 2, 1992 (Filed under cover of Form SE as Exhibit B-68 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-70     Articles of Amendment of SCE&G, dated May 10, 2000 (Filed as Exhibit
            3.19 to Form 10-K/A for the year ended December 31, 2000 and incorporated by reference herein)

   B-71     Articles of Amendment of SCE&G, dated June 12, 2000 (Filed as
            Exhibit 3.20 to Form 10-K/A for the year ended December 31, 2000 and incorporated by reference herein)

   B-72     Articles of Amendment of SCE&G, dated August 2, 2000 (Filed as
            Exhibit 3.21 to Form 10-K/A for the year ended December 31, 2000 and incorporated by reference herein)

   B-73     Articles of Amendment of SCE&G, dated March 9, 2001 (Filed as
            Exhibit 3.22 to Form 10-K/A for the year ended December 31, 2000 and incorporated by reference herein)

   B-74 Agreement of Limited Partnership of South Carolina Coaltech No.1 LP, dated April 7, 2000 (Filed as Exhibit B-73 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-75 Articles of Incorporation of PSNC Production Corporation, dated January 28, 1981 (Filed under cover of Form SE as Exhibit B-74 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-76 Articles of Amendment of PSNC Production Corporation, dated January 14, 1991 (Filed under cover of Form SE as Exhibit B-75 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-77 By-laws of PSNC Production Corporation, dated January 28, 1981 (Filed under cover of Form SE as Exhibit B-76 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-78 Articles of Organization of Pine Needle LNG Company, LLC, dated July 28, 1995 (Filed under cover of Form SE as Exhibit B-77 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-79 Articles of Organization of Cardinal Pipeline Company LLC (formerly Cardinal Extension Company, LLC) , dated December 6, 1995 (Filed under cover of Form SE as Exhibit B-78 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-80 Operating Agreement of FRC, LLC dated August 25, 1999 (Filed under cover of Form SE as Exhibit B-79 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-81 Operating Agreement of SCANA Energy Trading, LLC, dated June 1, 1998 (Filed under cover of Form SE as Exhibit B-80 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-82 Limited Liability Company Agreement of Palmetto Lime, LLC, dated August 26, 1996 (Filed under cover of Form SE as Exhibit B-81 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-83 By-laws of Solo Energy Corporation as adopted on January 7, 1997 (Filed under cover of Form SE)

   B-84 Articles of Organization of FRC, LLC, filed August 30, 1999 (Filed under cover of Form SE)

   B-85 Articles of Incorporation of SCG Pipeline, Inc., dated April 10, 2001 (Filed under cover of Form SE)

   B-86 Amended and Restated Certificate of Incorporation of SOLO Energy Corporation, dated February 20, 2001 (Filed under cover of Form SE)

   B-87 Certificate of Formation of Cogen South LLC, dated February 6, 1996 (Filed under cover of Form SE as Exhibit B-87 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-88 Limited Liability Agreement of Cogen South LLC, dated June 1, 1996 (Filed under cover of Form SE as Exhibit B-88 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

The Articles of Incorporation or other fundamental document of organization and/or the By-laws or rules and regulations corresponding thereto of the following companies are currently unavailable to SCANA Corporation as a non-majority shareholder: Palmetto Lime, LLC; Pine Needle LNG Company, LLC and Cardinal Pipeline Company, LLC.

EXHIBIT C

   C-1 Indenture dated as of November 1, 1989 between SCANA Corporation and The Bank of New York, as Trustee (Filed as Exhibit 4-A to Registration No. 33-32107 and incorporated by reference herein)

   C-2 Indenture dated as of January 1, 1945, between the South Carolina Power Company and Central Hanover Bank and Trust Company, as Trustee, as supplemented by three Supplemental Indentures dated respectively as of May 1, 1946, May 1, 1947 and July 1, 1949 (Filed as Exhibit 2-B to Registration Statement No. 2-26459 and incorporated by reference herein)

   C-3 Fourth Supplemental Indenture dated as of April 1, 1950, to Indenture referred to in Exhibit C-2, pursuant to which SCE&G assumed said Indenture (Exhibit 2-C to Registration Statement No. 2-26459 and incorporated by reference herein)

   C-4 Fifth through Fifty-third Supplemental Indenture referred to in Exhibit C-2 dated as of the dates indicated below and filed as exhibits to the Registration Statements whose file numbers are set forth below and are incorporated by reference herein

-----------
            December 1, 1950      Exhibit 2-D     to Registration No. 2-26459
            July 1, 1951          Exhibit 2-E     to Registration No. 2-26459
            June 1, 1953          Exhibit 2-F     to Registration No. 2-26459
            June 1, 1955          Exhibit 2-G     to Registration No. 2-26459
            November 1, 1957      Exhibit 2-H     to Registration No. 2-26459
            September 1, 1958     Exhibit 2-I     to Registration No. 2-26459
            September 1, 1960     Exhibit 2-J     to Registration No. 2-26459
            June 1, 1961          Exhibit 2-K     to Registration No. 2-26459
            December 1, 1965      Exhibit 2-L     to Registration No. 2-26459
            June 1, 1966          Exhibit 2-M     to Registration No. 2-26459
            June 1, 1967          Exhibit 2-N     to Registration No. 2-29693
            September 1, 1968     Exhibit 4-O     to Registration No. 2-31569
            June 1, 1969          Exhibit 4-C     to Registration No. 33-38580
            December 1, 1969      Exhibit 4-O     to Registration No. 2-35388
            June 1, 1970          Exhibit 4-R     to Registration No. 2-37363
            March 1, 1971         Exhibit 2-B-17  to Registration No. 2-40324
            January 1, 1972       Exhibit 2-B     to Registration No. 33-38580
            July 1, 1974          Exhibit 2-A-19  to Registration No. 2-51291
            May 1, 1975           Exhibit 4-C     to Registration No. 33-38580
            July 1, 1975          Exhibit 2-B-21  to Registration No. 2-53908
            February 1, 1976      Exhibit 2-B-22  to Registration No. 2-55304
            December 1, 1976      Exhibit 2-B-23  to Registration No. 2-57936
            March 1, 1977         Exhibit 2-B-24  to Registration No. 2-58662
            May 1, 1977           Exhibit 4-C     to Registration No. 33-38580
            February 1, 1978      Exhibit 4-C     to Registration No. 33-38580
            June 1, 1978          Exhibit 2-A-3   to Registration No. 2-61653
            April 1, 1979         Exhibit 4-C     to Registration No. 33-38580
            June 1, 1979          Exhibit 2-A-3   to Registration No. 33-38580
            April 1, 1980         Exhibit 4-C     to Registration No. 33-38580
            June 1, 1980          Exhibit 4-C     to Registration No. 33-38580
-----------
            December 1, 1980      Exhibit 4-C     to Registration No. 33-38580
            April 1, 1981         Exhibit 4-D     to Registration No. 33-49421
            June 1, 1981          Exhibit 4-D     to Registration No. 2-73321
            March 1, 1982         Exhibit 4-D     to Registration No. 33-49421
            April 15, 1982        Exhibit 4-D     to Registration No. 33-49421
            May 1, 1982           Exhibit 4-D     to Registration No. 33-49421
            December 1, 1984      Exhibit 4-D     to Registration No. 33-49421
            December 1, 1985      Exhibit 4-D     to Registration No. 33-49421
            June 1, 1986          Exhibit 4-D     to Registration No. 33-49421
            February 1, 1987      Exhibit 4-D     to Registration No. 33-49421
            September 1, 1987     Exhibit 4-D     to Registration No. 33-49421
            January 1, 1989       Exhibit 4-D     to Registration No. 33-49421
            January 1, 1991       Exhibit 4-D     to Registration No. 33-49421
            February 1, 1991      Exhibit 4-D     to Registration No. 33-49421
            July 15, 1991         Exhibit 4-D     to Registration No. 33-49421
            August 15, 1991       Exhibit 4-D     to Registration No. 33-49421
            April 1, 1993         Exhibit 4-E     to Registration No. 33-49421
            July 1, 1993          Exhibit 4-D     to Registration No. 33-57955
            May 1, 1999           Exhibit 4.04    to Registration No. 333-86387

-----------
   C-5 Indenture dated as of April 1, 1993 from South Carolina Electric & Gas Company to NationsBank of Georgia, National Association (Filed as Exhibit 4-F to Registration Statement No. 33-49421 and incorporated by reference herein)

-----------
   C-6 First Supplemental Indenture to Indenture referred to in Exhibit C-5 dated as of June 1, 1993 (Filed as Exhibit 4-G to Registration Statement No. 33-49421 and incorporated by reference herein)

-----------
   C-7 Second Supplemental Indenture to Indenture referred to in Exhibit C-5 dated as of June 15, 1993 (Filed as Exhibit 4-G to Registration Statement No. 33-57955 and incorporated by reference herein)

-----------
   C-8 Trust Agreement for SCE&G Trust I (Filed as Exhibit 4.03 to Registration Statement No. 333-49960 and incorporated by reference herein)

-----------
   C-9 Certificate of Trust of SCE&G Trust I (Filed as Exhibit 4.04 to Registration Statement No.
            333-49960 and incorporated by reference herein)

-----------
   C-10     Junior Subordinated Indenture for SCE&G Trust I (Filed as Exhibit
            4.05 to Registration Statement
            No. 333-49960 and incorporated by reference herein)

-----------
   C-11 Guarantee Agreement for SCE&G Trust I (Filed as Exhibit 4.06 to Registration Statement No.
             333-49960 and incorporated by reference herein)

-----------
   C-12     Amended and Restated Trust Agreement for SCE&G Trust I (Filed as
            Exhibit 4.07 to Registration
            Statement No. 333-49960 and incorporated by reference herein)

-----------
   C-13 Debenture Purchase Agreement, dated as of December 5, 1989 between PSNC and The Prudential Life Insurance Company of America, as amended, with respect to $43 million of 10% Senior Debentures due December 1, 2004 (Filed as Exhibit 4.05 to Registration Statement No. 333-45206 and incorporated by reference herein)

-----------
   C-14 Amendment to Debenture Purchase Agreement dated as of December 5, 1989 between PSNC and The Prudential Life Insurance Company of America (Filed as Exhibit 4.06 to Registration Statement No. 333-45206 and incorporated by reference herein)

-----------
   C-15 Debenture Purchase Agreement dated as of June 25, 1992 between PSNC and American United Life Insurance Company, Modern Woodmen of America, The Travelers Indemnity Company, The Travelers Insurance Company and The Travelers Life and Annuity Company, with respect to $32 million of 8.75% Senior Debentures due June 30, 2012 (Filed as
            Exhibit 4.07 to Registration Statement No. 333-45206 and incorporated by reference herein)

-----------
   C-16 Indenture dated as of January 1, 1996 between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.08 to Registration Statement No. 333-45206 and incorporated by reference herein)

-----------
   C-17 First Supplemental Indenture dated as of January 1, 1996, between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.09 to Registration Statement No. 333-45206 and incorporated by reference herein)

-----------
   C-18 Second Supplemental Indenture dated as of December 15, 1996 between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.10 to Registration Statement No. 333-45206 and incorporated by reference herein)

-----------
   C-19 Third Supplemental Indenture dated as of February 10, 2000 between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.11 to Registration Statement No. 333-45206 and incorporated by reference herein)

   C-20 Fourth Supplemental Indenture dated as of February 12, 2001 between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.28 to Form 10-K for the year ended December 31, 2000 and incorporated by reference herein)

-----------

EXHIBIT D

                     INTERIM INCOME TAX ALLOCATION AGREEMENT

     THIS AGREEMENT, made as of the 31st day of December, 1999, by and between SCANA Corporation ("SCANA") and each of its wholly owned subsidiaries, namely SCANA Service Company, South Carolina Electric & Gas Company, South Carolina Pipeline Corporation, South Carolina Fuel Company, Inc., S.C. Generating Company, Inc., SCANA Communications, Inc. and its wholly owned subsidiary SCANA Communications Holdings, Inc. (Holdings being a Delaware corporation), Primesouth, Inc. and its wholly owned subsidiary Palmark, Inc., SCANA
Development Corporation, SCANA Energy Marketing, Inc., SCANA Petroleum Resources, Inc. and its wholly owned subsidiary SPR Gas Services, Inc., SCANA Propane Gas, Inc. and its wholly owned subsidiaries USA Cylinder Exchange, Inc. and SCANA Propane Supply, Inc., SCANA Propane Storage, Inc., ServiceCare, Inc., and SCANA Resources, Inc. and its wholly owned subsidiary Company 19A (formerly Instel, Inc.), all of the forementioned corporations hereinafter referred to individually as the "Company" and collectively referred to as the "Companies", each Company being a South Carolina corporation, except SCANA Communications Holdings, Inc. as above indicated, is effective for the Consolidated Tax reflected on the Consolidated Tax Return for calendar year end 1999 and subsequent years.

     In the event that the merger between SCANA and Public Service Company of North Carolina, Inc.("PSNC") is approved by all required governmental authorities -- which is fully anticipated, the shareholders of both SCANA and PSNC having on July 1st, 1999 approved of said merger -- PSNC will become a wholly owned subsidiary of SCANA and will likewise participate in this Agreement beginning with the first calendar year end Consolidate Tax Return for which it is able. Subject to this condition precedent, PSNC, which although presently a North Carolina corporation will at the conclusion of the merger be incorporated instead in South Carolina, is also a signatory to this Agreement. PSNC shall also be referred to as "Company" in accordance with the preceding paragraph.

                                   WITNESSETH:

     WHEREAS, the Companies file a consolidated federal income tax return and the consolidated federal income tax liability has been allocated among the Companies included in the consolidated return in accordance with the provisions of subparagraph (a)(1) of Section 1552 of the Internal Revenue Code of 1986 and other applicable requirements of Rule 45(c) under the Public Utility Holding Company Act of 1935.

     WHEREAS, Rule 45(c) sets forth the method by which Companies filing a consolidated federal income tax return (hereinafter referred to as the "consolidated tax return") may use to allocate the consolidated federal income tax liability among the members of the group; however, in order to utilize such method, a written agreement must be executed by the Company setting forth the allocation method for each taxable year.

     WHEREAS, the Companies desire to allocate their federal income tax liability in accordance with the following procedures; NOW THEREFORE, the Companies do agree as follows:

                                    ARTICLE I

                                   Definitions

     1.1 "Consolidated Tax" is the aggregate tax liability for a tax year, being the tax shown on the consolidated return and any adjustments thereto thereafter determined. The consolidated tax will be the refund if the consolidated return shows a negative tax. 1.2 "Corporate Tax Credit" is a negative separate return tax of a Company for a tax year, equal to the amount by which the consolidated tax is reduced by including a net corporate taxable loss or other net tax benefit of such Company in the consolidated tax return.

     1.3 "Corporate Taxable Income" is the income or loss of a Company for a tax year, computed as though such Company had filed a separate return on the same basis as used in the consolidated return, except that dividend income from the Companies shall be disregarded, and other intercompany transactions eliminated in the consolidated return shall be given appropriate effect. It shall further be adjusted to allow for applicable rights accrued to a Company for the recognition of negative corporate taxable income consistent with the provisions of Article II herein, but carryovers and carrybacks shall not be taken into account as loss Companies are to receive current payment of their Corporate Tax Credits. If a Company is a member of the registered system's consolidated tax group for only part of a tax year, that period will be deemed to be its tax year for all purposes for that year under this Agreement. 1.4 "Separate Return Tax" is the tax on the Corporate Taxable Income of a Company computed as though such Company was not a member of a consolidated group.

                                   ARTICLE II

                            Tax Allocation Procedures

     2.1 The Consolidated Tax shall be apportioned among the Companies in proportion to the Corporate Taxable Income of each member of the affiliated group. Each Company which incurs a tax loss for the year shall be included in the allocation of Consolidated Tax and shall receive a Corporate Tax Credit, the amount of which shall be currently paid to the Company by SCANA increased by any amounts previously assessed by SCANA and remitted by the Company to SCANA for estimated tax payment purposes attributable to the subject taxable year. Companies with a positive allocation of the Consolidated Tax shall currently pay the amount so allocated, decreased by any amounts previously assessed by SCANA and remitted by the Company to SCANA for estimated tax payment purposes attributable to the subject taxable year.

     Special Rule Regarding SCANA: In making the tax allocations provided for in this Agreement, notwithstanding any of the foregoing, no corporate tax benefits shall be allocated to SCANA. Although the separate corporate taxable income or taxable loss of SCANA and any tax credits attributable to SCANA will be included in the consolidated return, only the tax savings attributable to such items shall be allocated to the other Companies as if SCANA was not a member of the Companies in the consolidated return group. In making this allocation, the tax savings of SCANA shall be allocated only to the other member Companies in the consolidated return group having taxable income. SCANA will remit, from its separate resources, funds for the payment of tax liabilities owed by SCANA. 2.2 SCANA shall pay to the Internal Revenue Service the group's Consolidated Tax liability from the net of the receipts and payments. 2.3 No Company shall be allocated any income tax greater than the Separate Return Tax of such Company
2.4 To the extent that the Consolidated and Corporate Taxable Incomes include material items taxed at rates other than the statutory rate (such as capital gains and preference items), the portion of the Consolidated Tax attributable to these items shall be apportioned directly to the members of the group giving rise to such items.

     2.5 Should the Companies generate a net consolidated tax loss for a tax year that is too large to be used in full for that year, with result that there are uncompensated Corporate Tax Credit benefits for that year, the carryover of uncompensated benefits related to the carryforward of tax losses applied to reduce Consolidated Taxable Income in future tax years shall be apportioned in accordance with the respective Companies' contributions to such loss. The tax benefits of any resultant carryback shall be allocated proportionally to the Companies that generated corporate tax losses in the year the consolidated net operating tax loss was generated. Any related loss of credits, including investment tax credit reversals, shall be allocated to the member Company that utilized the credits in the prior year in the same proportion that the credit lost is to the total credit utilized in the prior year. Investment tax credit reversals allocated to a member Company will be added to that Company's available corporate investment tax credit for future allocations. A prior year consolidated net operating tax loss carryforward applied to reduce current year Consolidated Taxable Income shall be allocated proportionally to member Companies that generated a corporate tax loss in the year the consolidated net operating loss was generated. 2.6 Adjustments to or revisions of the Consolidated Tax as a result of subsequent events such as amended returns, revenue agents' reports, litigation or negotiated settlements shall be allocated in accordance with the principles established in this Agreement.

                                   ARTICLE III
                                    Amendment

     This Agreement is subject to revision as a result of changes in income tax law and changes in relevant facts and circumstances.

     IN WITNESS WHEREOF, this Agreement has been executed by an officer of each company as of the day and year first above written by the Companies.

ATTEST:                                   SCANA Corporation


--------------------------               -----------------------------
L. M. Williams, Secretary        . B. Timmerman
                                           President and C.E.O

ATTEST:                                   SCANA Service Company

--------------------------                ------------------------------
L. M. Williams, Secretary        W. B. Timmerman, C.E.O and C.O.O.


ATTEST:                          outh Carolina Electric & Gas Company

--------------------------                -------------------------------
L. M. Williams, Secretary        ohn L. Skolds, President


ATTEST:                                  South Carolina Pipeline Corporation

--------------------------                -------------------------------
L. M. Williams, Secretary        sbury H. Gibbes, President


ATTEST:                          outh Carolina Fuel Company, Inc.


--------------------------       ------------------------------
L. M. Williams, Secretary        ohn L. Skolds, President


ATTEST:                          outh Carolina Generating Company, Inc.


--------------------------       ------------------------------
L. M. Williams, Secretary        ohn L. Skolds, President

ATTEST:                                   SCANA Communications, Inc.


--------------------------       ------------------------------
L. M. Williams, Secretary        eorge J. Bullwinkel, Jr., President

ATTEST:                          CANA Communications Holdings, Inc.


--------------------------                -------------------------------
L. M. Williams, Secretary        evin B. Marsh, C.F.O.


ATTEST:                          rimesouth, Inc.


--------------------------       ------------------------------
L. M. Williams, Secretary        ohn L. Skolds, President


ATTEST:                                  Palmark, Inc.


--------------------------                -------------------------------
L. M. Williams, Secretary        ohn L. Skolds, President


ATTEST:                          CANA Development Corporation

--------------------------       ------------------------------
L. M. Williams, Secretary        sbury H. Gibbes, President



ATTEST:                                   SCANA Energy Marketing, Inc.


--------------------------       ------------------------------
L. M. Williams, Secretary        sbury H. Gibbes, President


ATTEST:                          CANA Petroleum Resources, Inc.


--------------------------               ----------------------------
L. M. Williams, Secretary        sbury H. Gibbes, President


ATTEST:                          PR Gas Services, Inc.


--------------------------       ----------------------------
L. M. Williams, Secretary        sbury H. Gibbes, President


ATTEST:                          CANA Propane Gas, Inc.


--------------------------       -----------------------------
L. M. Williams, Secretary        evin B. Marsh, C.F.O.


ATTEST:                                  USA Cylinder Exchange, Inc.


--------------------------               ------------------------------
L. M. Williams, Secretary        Kevin B. Marsh, C.F.O.


ATTEST:                                  SCANA Propane Supply, Inc.


--------------------------       -------------------------------
L. M. Williams, Secretary                Kevin B. Marsh, C.F.O.


ATTEST:                                  SCANA Propane Storage, Inc.


--------------------------       ------------------------------
L. M. Williams, Secretary                Kevin B. Marsh, C.F.O.



ATTEST:                          ServiceCare, Inc.


--------------------------       ------------------------------
L. M. Williams, Secretary        Ann M. Milligan, President


ATTEST:                                  SCANA Resources, Inc.


--------------------------       ------------------------------
L. M. Williams, Secretary                Kevin B. Marsh, C.F.O.


ATTEST:                                Company 19A


--------------------------             -------------------------------
L. M. Williams, Secretary              Kevin B. Marsh, C.F.O.


ATTEST:                               Public Service Company of North Carolina,
                                      Inc.


--------------------------               ------------------------------
L. M. Williams, Secretary                C. E. Zeigler, Jr., President

EXHIBIT E

None

EXHIBIT F

SCANA CORPORATION

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this SCANA Corporation Annual Report on Form U5S to the Securities and Exchange Commission, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2001, of our report dated February 8, 2002 (March 1, 2002 as to Note 16), included in the Annual Report on Form 10-K of SCANA Corporation and its subsidiaries for the year ended December 31, 2001.



DELOITTE & TOUCHE LLP

Columbia, South Carolina
April 29, 2002






SOUTH CAROLINA ELECTRIC & GAS COMPANY

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this SCANA Corporation Annual Report on Form U5S to the Securities and Exchange Commission, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2001, of our report dated February 8, 2002, included in the Annual Report on Form 10-K of South Carolina Electric & Gas Company and its subsidiaries for the year ended December 31, 2001.



DELOITTE & TOUCHE LLP

Columbia, South Carolina
April 29, 2002

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this SCANA Corporation Annual Report on Form U5S to the Securities and Exchange Commission, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2001, of our report dated February 8, 2002, included in the Annual Report on Form 10-K of Public Service Company of North Carolina, Incorporated and its subsidiaries for the year ended December 31, 2001.



DELOITTE & TOUCHE LLP

Columbia, South Carolina
April 29, 2002





EXHIBIT G

None

EXHIBIT H

None